SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November, 2022

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

Contents

Unaudited Interim Condensed Consolidated Statements of Profit or Loss
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income or Loss
Unaudited Interim Condensed Consolidated Statements Statements of Financial Position
Unaudited Interim Condensed Consolidated Statements of Changes in Equity
Unaudited Interim Condensed Consolidated Statements of Cash Flows

2

Independent Auditors´ report on review of Interim Condensed Consolidated Financial Statements

To Board of Directors and Shareholders of

Nu Holdings Ltd.

Cayman Islands

Introduction

We have reviewed the accompanying interim condensed consolidated financial position of Nu Holdings Ltd. (“Company”) as at September 30, 2022, the condensed consolidated statements of profit or loss and comprehensive income or loss for the three and nine-month periods then ended, changes in equity and cash flows for the nine-month period then ended, and notes to the interim condensed consolidated financial statements. Management is responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with IAS 34, ‘Interim Financial Reporting’ issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

Scope of reveiw

We conducted our review in accordance with Brazilian and International Standards on Review (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements as at September 30, 2022 are not prepared, in all material respects, in accordance with IAS 34, ‘Interim Financial Reporting’.

São Paulo, November 14, 2022

KPMG Auditores Independentes Ltda.

CRC SP-027685/O-0 'F'

Rodrigo de Mattos Lia

Accountant CRC 1SP252418/O-3

3

Unaudited Interim Condensed Consolidated Statements of Profit or Loss

For the three and nine-month periods ended September 30, 2022 and 2021

(In thousands of U.S. Dollars, except earnings or loss per share)

		Three-month period ended		Nine-month period ended
	Note	09/30/2022	09/30/2021	09/30/2022	09/30/2021

Interest income and gains (losses) on financial instruments	6	987,248	294,958	2,459,704	607,196
Fee and commission income	6	319,619	185,949	881,991	454,862
Total revenue		1,306,867	480,907	3,341,695	1,062,058
Interest and other financial expenses	6	(459,889)	(101,393)	(1,140,392)	(190,372)
Transactional expenses	6	(44,475)	(28,560)	(126,959)	(84,691)
Credit loss allowance expenses	7	(375,474)	(127,005)	(989,688)	(280,967)
Total cost of financial and transactional services provided		(879,838)	(256,958)	(2,257,039)	(556,030)
Gross profit		427,029	223,949	1,084,656	506,028

Operating expenses
Customer support and operations	8	(90,249)	(51,649)	(229,523)	(124,747)
General and administrative expenses	8	(261,778)	(166,527)	(736,391)	(404,670)
Marketing expenses	8	(38,103)	(25,568)	(101,919)	(45,066)
Other income (expenses)	8	(31,792)	(1,962)	(103,979)	(13,207)
Total operating expenses		(421,922)	(245,706)	(1,171,812)	(587,690)

Profit (loss) before income taxes		5,107	(21,757)	(87,156)	(81,662)

Income taxes
Current taxes	26	(106,819)	(66,374)	(302,120)	(150,130)
Deferred taxes	26	109,545	53,774	322,255	132,732
Total income taxes		2,726	(12,600)	20,135	(17,398)

Profit (loss) for the period		7,833	(34,357)	(67,021)	(99,060)
Profit (loss) attributable to shareholders of the parent company		7,833	(34,212)	(66,965)	(98,915)
Profit (loss) attributable to non-controlling interests		-	(145)	(56)	(145)

Earnings (loss) per share – Basic	9	0.0017	(0.0240)	(0.0143)	(0.0717)
Earnings (loss) per share – Diluted	9	0.0016	(0.0240)	(0.0143)	(0.0717)
Weighted average number of outstanding shares – Basic (in thousands of shares)	9	4,683,835	1,423,876	4,671,761	1,379,271
Weighted average number of outstanding shares – Diluted (in thousands of shares)	9	4,824,031	1,423,876	4,671,761	1,379,271

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

4

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income or Loss

For the three and nine-month periods ended September 30, 2022 and 2021

(In thousands of U.S. Dollars)

		Three-month period ended		Nine-month period ended
	Note	09/30/2022	09/30/2021	09/30/2022	09/30/2021

Profit (loss) for the period		7,833	(34,357)	(67,021)	(99,060)

Other comprehensive income or loss:
Effective portion of changes in fair value		8,088	2,048	(18,156)	343
Changes in fair value reclassified to profit or loss		3,529	760	9,404	408
Deferred income taxes		233	(1,122)	3,501	(294)
Cash flow hedge	17	11,850	1,686	(5,251)	457

Changes in fair value		(10,421)	957	(26,978)	1,124
Deferred income taxes		62	(437)	(2,985)	(504)
Financial assets at fair value through other comprehensive income		(10,359)	520	(29,963)	620

Currency translation on foreign entities		(37,457)	(32,490)	(23,440)	(3,725)

Total other comprehensive income or loss that may be reclassified to profit or loss subsequently		(35,966)	(30,284)	(58,654)	(2,648)

Changes in fair value - own credit adjustment	18	(160)	(319)	3,169	(868)
Total other comprehensive income or loss that will not be reclassified to profit or loss subsequently		(160)	(319)	3,169	(868)
Total other comprehensive income (loss), net of tax		(36,126)	(30,603)	(55,485)	(3,516)
Total comprehensive income (loss) for the period, net of tax		(28,293)	(64,960)	(122,506)	(102,576)
Total comprehensive income (loss) attributable to shareholders of the parent company		(28,293)	(64,815)	(122,450)	(102,431)
Total comprehensive income (loss) attributable to non-controlling interests		-	(145)	(56)	(145)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

5

Unaudited Interim Condensed Consolidated Statements of Financial Position

As of September 30, 2022 and December 31, 2021

(In thousands of U.S. Dollars)

	Note	09/30/2022	12/31/2021

Assets
Cash and cash equivalents	11	3,692,793	2,705,675
Financial assets at fair value through profit or loss		780,827	918,332
Securities	12	740,972	815,962
Derivative financial instruments	17	39,552	101,318
Collateral for credit card operations	20	303	1,052
Financial assets at fair value through other comprehensive income		8,931,961	8,163,428
Securities	12	8,931,961	8,163,428
Financial assets at amortized cost		10,908,864	6,982,835
Credit card receivables	13	6,987,948	4,780,520
Loans to customers	14	1,603,105	1,194,814
Compulsory and other deposits at central banks		1,860,438	938,659
Other credit operations	15	381,782	50,349
Other financial assets		75,591	18,493
Other assets	16	388,604	232,915
Deferred tax assets	26	700,706	360,752
Right-of-use assets		17,301	6,426
Property, plant and equipment		20,609	14,109
Intangible assets	1	167,989	72,337
Goodwill	1	397,334	401,872
Total assets		26,006,988	19,858,681

6

Unaudited Interim Condensed Consolidated Statements of Financial Position

As of September 30, 2022 and December 31, 2021

(In thousands of U.S. Dollars)

	Note	09/30/2022	12/31/2021
Liabilities
Financial liabilities at fair value through profit or loss		69,211	102,380
Derivative financial instruments	17	4,048	87,278
Instruments eligible as capital	18	19,099	12,056
Repurchase agreements		46,064	3,046
Financial liabilities at amortized cost		20,402,552	14,706,713
Deposits	19	14,040,157	9,667,300
Payables to network	20	5,894,436	4,882,159
Borrowings and financing	21	467,959	147,243
Securitized borrowings	21	-	10,011
Salaries, allowances and social security contributions		107,547	97,909
Tax liabilities		323,375	241,197
Lease liabilities		18,861	7,621
Provision for lawsuits and administrative proceedings	22	17,307	18,082
Deferred income	23	36,450	30,657
Deferred tax liabilities	26	42,342	29,334
Other liabilities		236,661	182,247
Total liabilities		21,254,306	15,416,140

Equity
Share capital	27	83	83
Share premium reserve	27	4,963,187	4,678,585
Accumulated gain (losses)	27	(45,876)	(128,409)
Other comprehensive income (loss)	27	(164,712)	(109,227)
Equity attributable to shareholders of the parent company		4,752,682	4,441,032
Equity attributable to non-controlling interests		-	1,509
Total equity		4,752,682	4,442,541
Total liabilities and equity		26,006,988	19,858,681

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

7

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

For the nine-month periods ended September 30, 2022 and 2021

(In thousands of U.S. Dollars)

		Attributable to shareholders of the parent company
					Other comprehensive income (loss)
	Note	Share capital	Share premium reserve	Accumulated gains (losses)	Translation reserve	Cash flow hedge reserve	Financial Assets at FVTOCI	Own credit revaluation reserve	Total	Total non- controlling interests	Total equity
Balances as of December 31, 2021		83	4,678,585	(128,409)	(110,936)	1,487	1,741	(1,519)	4,441,032	1,509	4,442,541
Loss for the nine-month period		-	-	(66,965)	-	-	-	-	(66,965)	(56)	(67,021)
Share-based compensation granted, net of shares withheld for employee taxes	10	-	-	149,498	-	-	-	-	149,498	-	149,498
Stock options exercised		-	3,918	-	-	-	-	-	3,918	-	3,918
Shares issued on business acquisition	1	-	36,671	-	-	-	-	-	36,671	-	36,671
Shares issued on IPO over-allotment	27	-	247,998	-	-	-	-	-	247,998	-	247,998
Transactions costs from IPO over-allotment		-	(3,985)	-	-	-	-	-	(3,985)	-	(3,985)
Deconsolidation of subsidiary	3	-	-	-	-	-	-	-	-	(1,453)	(1,453)
Other comprehensive income or loss, net of tax	27
Cash flow hedge		-	-	-	-	(5,251)	-	-	(5,251)	-	(5,251)
Fair value changes - financial assets at FVTOCI		-	-	-	-	-	(29,963)	-	(29,963)	-	(29,963)
Currency translation on foreign entities		-	-	-	(23,440)	-	-	-	(23,440)	-	(23,440)
Own credit adjustment		-	-	-	-	-	-	3,169	3,169	-	3,169
Balances as of September 30, 2022		83	4,963,187	(45,876)	(134,376)	(3,764)	(28,222)	1,650	4,752,682	-	4,752,682
8

	Attributable to shareholders of the parent company
				Other comprehensive income (loss)
	Share capital	Share premium reserve	Accumulated gains (losses)	Translation reserve	Cash flow hedge reserve	Financial Assets at FVTOCI	Own credit revaluation reserve	Total	Total non- controlling interests	Total equity
Balances as of December 31, 2020	45	638,007	(102,441)	(97,081)	49	-	(468)	438,111	-	438,111
Loss for the nine-month period	-	-	(98,915)	-	-	-	-	(98,915)	(145)	(99,060)
Share-based payments granted, net of shares withheld for employee taxes	-	-	92,463	-	-	-	-	92,463	-	92,463
Stock options exercised	-	7,835	-	-	-	-	-	7,835	-	7,835
Shares issued on business acquisition	-	271,229	-	-	-	-	-	271,229	-	271,229
Issuance of preferred shares (Series F-1)	5	400,910	-	-	-	-	-	400,915	-	400,915
Issuance of preferred shares (Series G)	3	399,997	-	-	-	-	-	400,000	-	400,000
Issuance of preferred shares (Series G-1)	28	399,972	-	-	-	-	-	400,000	-	400,000
Shares repurchased	-	(4,449)	-	-	-	-	-	(4,449)		(4,449)
Increase in non-controlling interests	-	-	-	-	-	-	-	-	1,875	1,875
Other comprehensive income or loss, net of tax						-		-	-	-
Cash flow hedge	-	-	-	-	457	-	-	457	-	457
Other comprehensive income (loss)	-	-	-	-	-	620	-	620	-	620
Currency translation on foreign entities	-	-	-	(3,725)	-	-	-	(3,725)	-	(3,725)
Own credit adjustment	-	-	-	-	-	-	(868)	(868)		(868)
Balances as of September 30, 2021	81	2,113,501	(108,893)	(100,806)	506	620	(1,336)	1,903,673	1,730	1,905,403

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

9

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the nine-month periods ended September 30, 2022 and 2021

(In thousands of U.S. Dollars)

	Note	09/30/2022	09/30/2021

Cash flows from operating activities
Reconciliation of profit (loss) to net cash flows from operating activities:
Loss for the nine-month period		(67,021)	(99,060)
Adjustments:
Depreciation and amortization	8	25,699	10,896
Credit loss allowance expenses	7	1,009,827	299,404
Deferred income taxes	26	(322,255)	(132,732)
Provision for lawsuits and administrative proceedings	22	(1,382)	502
Unrealized losses (gains) on other investments		(5,067)	-
Unrealized losses (gains) on financial instruments		14,063	161,370
Interest accrued		21,877	7,186
Share-based payments granted		188,525	75,280
Others		5,879	-
		870,145	322,846

Changes in operating assets and liabilities:
Securities		(749,991)	(2,279,875)
Compulsory deposits and others at central banks		(972,188)	(386,869)
Credit card receivables		(3,502,428)	(1,594,432)
Loans to customers		(1,548,747)	(875,629)
Other credit operations		(349,558)	-
Interbank transactions		-	(20,153)
Other assets		(210,427)	19,379
Deposits		4,611,994	2,343,522
Payables to network		1,067,635	812,739
Deferred income		6,110	3,525
Other liabilities		423,586	278,819

Interest paid		(20,295)	(7,950)
Income tax paid		(259,605)	(36,022)
Interest received		1,160,989	350,460
Cash flows (used in) generated from operating activities		527,220	(1,069,640)

10

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

	Note	09/30/2022	09/30/2021

Cash flows from investing activities
Acquisition of property, plant and equipment		(11,396)	(2,544)
Acquisition of intangible assets		(75,220)	(12,579)
Acquisition of subsidiary, net of cash acquired	1	(10,346)	(108,993)
Acquisition of securities - equity instruments		(2,500)	-
Cash flow (used in) generated from investing activities		(99,462)	(124,116)

Cash flows from financing activities
Issuance of preferred shares		-	800,000
Issuance of shares on IPO over-allotment		247,998	-
Transactions costs from IPO over-allotment		(3,985)	-
Payments of securitized borrowings	21	(10,633)	(50,387)
Proceeds from borrowings and financing	21	353,093	106,393
Payments of borrowings and financing	21	(38,208)	(61,234)
Lease payments		(3,394)	(3,326)
Exercise of stock options	27	3,918	7,835
Cash flows (used in) generated from financing activities		548,789	799,281
Change in cash and cash equivalents		976,547	(394,475)

Cash and cash equivalents
Cash and cash equivalents - beginning of the period	11	2,705,675	2,343,780
Foreign exchange rate changes on cash and cash equivalents		10,571	47,420
Cash and cash equivalents - end of the period	11	3,692,793	1,996,725
Increase (decrease) in cash and cash equivalents		976,547	(394,475)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

11

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In thousands of U.S. Dollars, unless otherwise stated)

1. Operations

Nu Holdings Ltd. ("Company" or "Nu Holdings") was incorporated as an exempted Company under the Companies Law of the Cayman Islands on February 26, 2016. The address of the Company's registered office is Willow House, 4th floor, Cricket Square, Grand Cayman - Cayman Islands. Nu Holdings has no operating activities.

The Company’s shares are publicly traded on the New York Stock Exchange ("NYSE") under the symbol “NU” and its Brazilian Depositary Receipts ("BDRs") are traded on B3 - Brasil, Bolsa, Balcão ("B3"), the Brazilian stock exchange, under the symbol "NUBR33". The Company holds investments in several operating entities and, as of September 30, 2022, its significant operating subsidiaries were:

●	Nu Pagamentos S.A. - Instituição de Pagamento (“Nu Pagamentos”) is an indirect subsidiary domiciled in Brazil. Nu Pagamentos is engaged in the issuance and administration of credit cards and payment transfers through a prepaid account, and participation in other companies as partner or shareholder. Nu Pagamentos has as its primary products (i) a Mastercard international credit card (issued in Brazil where it allows payments for purchases to be made in monthly installments), fully managed through a smartphone app, and (ii) NuConta, a 100% digital smartphone app, maintenance-free prepaid account, which also includes features of a traditional bank account, such as electronic and peer-to-peer transfers, bill payments, withdrawals through the 24 Hours ATM network, instant payments, prepaid credit for mobile top ups and prepaid cards similar in functionality to debit cards.
●	Nu Financeira S.A. – SCFI (“Nu Financeira”) is an indirect subsidiary also domiciled in Brazil, with personal loans and retail deposits as its main products. Nu Financeira offers customers in Brazil the possibility to obtain loans that can be customized in relation to amounts, terms and conditions, number of installments, and transparent disclosure of any charges involved in the transaction, fully managed through the above-mentioned smartphone app. Loan issuance, repayment, and prepayments are available 24/7 through NuConta's account, directly in the app. Nu Financeira also grants credit to Nu Pagamentos credit card holders, due to overdue invoices, bill installments and revolving credit, and retail deposits on-demand or with specific maturity for redemption of balances and remuneration rates equal or higher than NuConta.
●	Nu BN Servicios México, S.A. de CV (“Nu Servicios”) is an indirect subsidiary domiciled in Mexico. Nu Servicios is engaged in the issuance and administration of credit cards. It commenced operations in the Mexican market in August 2019 and officially launched in March 2020. The credit card has similar characteristics to that of the Brazilian operation: an international credit card, with no annual fee, under the Mastercard banner, 100% managed by a digital app on a smartphone.
●	Nu Colombia S.A. (“Nu Colombia”) is an indirect subsidiary domiciled in Colombia, with operations related to credit cards, which was launched in September 2020.
●	Nu Invest Corretora de Valores S.A. ("Nu Invest") is an indirect subsidiary acquired in June 2021, domiciled in Brazil, and is a digital investment broker dealer.
12

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

●	Nu Distribuidora de Titulos e Valores Mobiliarios Ltda. ("Nu DTVM") is an indirect subsidiary that performs securities brokerage activities in Brazil.

The Company and its consolidated subsidiaries are referred to in these interim condensed consolidated financial statements as the “Group” or "Nu”.

On September 15, 2022, the Company initiated the process with the Comissão de Valores Mobiliários ("CVM") for discontinuation of its Level III BDR Program and applied for registration as a sponsor of a Level I BDR program. The process aims to maximize efficiency and minimize redundancies from being a publicly traded company in more than one jurisdiction. If the process is approved by the regulators, the Company's Level III BDR holders will have the following options: (i) remain as Company's shareholder, through the receipt of class A ordinary shares traded on NYSE, (ii) remain as holders of the Company's BDRs by receiving Level I BDRs; or (iii) carry out the sale of the BDRs or underlying assets held by the investor, on a Brazilian or US stock exchange.

The business plan of Nu provides for the continued growth of its Brazilian, Mexican, and Colombian operations, not only related to existing businesses, such as credit cards, personal loans, investments, and insurance, but also complemented by the launch of new products. Accordingly, these interim condensed consolidated financial statements were prepared based on the assumption of the Group continuing as a going concern, considering that recent losses are principally due to the expenses incurred to deliver upon the Group’s rapid growth, in accordance with its business plan.

The Company’s Board authorized the issuance of these interim condensed consolidated financial statements on November 10, 2022.

a) Initial Public Offering ("IPO")

On December 9, 2021, Nu Holdings completed its IPO, offering 289,150,555 of newly issued class A ordinary shares, including in the form of Brazilian Depositary Receipts or "BDRs", each representing one-sixth of a class A ordinary share ("Brazilian offering"). The initial offering consisted of (1) an international offering listed on the New York Stock Exchange (“NYSE”) under the symbol “NU” and (2) a Brazilian offering on São Paulo Stock Exchange ("B3 - Brasil, Bolsa, Balcão") under the symbol "NUBR33". The initial offering price per class A common share was US$9.00, which was equivalent to R$8.36 per BDR after taking into consideration the class A ordinary share to BDR ratio.

Within the context of the Brazilian offering, Nu implemented an incentive and reward program, referred to commercially as “NuSócios” or “Customer Program”, through which the subsidiary Nu Pagamentos provided sufficient funds to cover the subscription and payment of one BDR in the Brazilian offering to each customer that participated in the Customer Program. A total of 7,557,679 BDRs were allocated to this program, equivalent to 1,259,613 ordinary class A shares. The total amount for this program was US$11,180 (R$60.331), based on R$8.36 price per BDR. Nu recognized the costs associated with the Customer Program arising from funding the subscription and payment of the BDRs for the customers who participate in the Customer Program as a reduction in revenue in the fourth quarter of 2021.

As a result, Nu Holdings had gross proceeds from the IPO of US$2,602,026. Additionally, the Company incurred US$61,717 in offering expenses, of which US$47,545 were recognized in equity as transaction costs.

13

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

b) Acquisition activities completed during the period

i) Olivia

On November 2, 2021, Nu Holdings signed a stock purchase agreement ("SPA") to purchase all the shares of Olivia AI do Brasil Participações Ltda. ("Olivia Participações"), Olivia AI do Brasil Instituição de Pagamento Ltda. ("Olivia Pagamentos") and Olivia AI Inc. ("Olivia Inc") - together referred to as "Olivia" in these interim condensed consolidated financial statements. Olivia's acquisition was completed on January 3, 2022, when the control over the entities was transferred to Nu upon the completion of all conditions established in the SPA and the liquidation of the first part of the acquisition's contractual price.

In 2016, Olivia launched an artificial intelligence ("AI") solution that helps individuals manage their money. The AI works by integrating the user's various bank accounts and applying data analysis of both the expenses and income of its users, in order to provide suggestions for financial planning. Nu believes that Olivia's AI will further strengthen the Group's open banking initiatives. In addition, Olivia's strategic capabilities in data science and its highly specialized team will enable Nu to continue creating and offering new products based on artificial intelligence. The transaction qualified as a business combination and was accounted for using the acquisition method of accounting.

Purchase consideration at acquisition date

The total purchase price was US$47,225, of which US$10,554 settled on the acquisition date in cash and the remainder is to be settled upon issuance of 3,909,449 class A ordinary shares on the first anniversary of the acquisition date, and the issuance of up to 3,970,986 class A ordinary shares as consideration for post-combination services rendered to Nu by the former shareholders and employees who became part of the Group following the closing, which were then considered as compensation and not a component of the purchase consideration transferred.

Net identifiable assets acquired, and liabilities assumed

The control over the entities was transferred to Nu in January 2022. The Company has concluded the identification of the assets acquired and liabilities assumed and the allocation of the purchase price to these assets and liabilities, as well as the measurement of the fair value of the intangible assets and goodwill. The purchase price allocation, including the allocation to the intangible assets and goodwill is shown below.

Identifiable intangible assets will be amortized over a period of 3 to 6 years, according to their useful life, defined based on the expected future economic benefits generated by the asset. The goodwill does not have a defined useful life and will have its recoverability tested at least annually.

The goodwill from Olivia’s acquisition relates to future benefits expected to be realized through different strategies, such as the usage of the technology and Olivia's professional technical team within the ecosystem of Nu's solutions.

14

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

Fair value recognized on acquisition - US$
Identifiable assets and liabilities
Cash and cash equivalents	208
Other assets	615
Intangible assets	42,421
Liabilities	(6,400)
Total identifiable net assets at fair value	36,844

Goodwill arising on acquisition	10,381
Purchase consideration transferred	47,225
Equity consideration	36,671
Cash consideration	10,554

The additional intangible assets recognized, and the allocation of the purchase price were customer relationship (US$3,670) and intellectual property (US$37,065), at the acquisition date.

The following were the main assumptions used in the determination of the fair value of the identifiable assets acquired and liabilities assumed: (i) discount rate of 15.9% and (ii) the residual value was calculated based on projected cash flows.

Net cash outflow on acquisition

US$
Consideration paid in cash	10,554
(-) Cash and cash equivalent balances acquired	(208)
Net cash outflow	10,346

Impact of the acquisition on the results of the Group

Olivia contributed US$778 in revenues and a US$21,458 loss for the nine-month period between the date of acquisition and the reporting date. As Olivia was acquired on January 3, 2022, no other impact on revenue or loss occurred in these interim condensed financial statements.

c) Reconciliation of goodwill and intangible assets shown in the consolidated statements of financial position

	September 30, 2022
	Goodwill	Intangible assets
Intangibles related to acquisitions
Easynvest's acquisition	381,062	37,024
Cognitect's acquisition	831	3,031
Spin Pay's acquisition	5,060	6,572
Olivia's acquisition	10,381	41,062
Other intangible assets	-	80,300
Total	397,334	167,989

15

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

2. Statement of compliance

These interim condensed consolidated financial statements do not include all the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards ("IFRS”) as issued by the International Accounting Standard Board (“IASB”). However, selected condensed notes were included to explain events and transactions that are significant to understanding the changes in the Company’s financial position and performance since the issuance of its last annual financial statements.

The Group’s interim condensed consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting issued by IASB. Accordingly, this report is to be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2021 (the "Annual Financial Statements”).

a) Functional currency and foreign currency translation

The presentation of the functional currency and foreign currency translation disclosed in note 2a of the annual financial statements as at and for the year ended December 31, 2021, remain valid for these interim condensed consolidated financial statements.

The functional currency for Nu Holdings and the presentation currency of these interim condensed consolidated financial statements is the US Dollar (“US$”). The functional currency of the Brazilian operating entities is the Brazilian real, for the Mexican entities, Mexican peso and for the Colombian entity, the Colombian peso.

The financial statements of the foreign subsidiaries held in functional currencies that are not US$ are translated into US$, and the exchange differences arising from the translation to US$ of the financial statements denominated in functional currencies other than the US$ are recognized in the consolidated statements of comprehensive income or loss (OCI) as an item that may be reclassified to profit or loss within “currency translation on foreign entities”.

b) New or revised accounting pronouncements adopted in 2022

The following new or revised standards have been issued by IASB, were effective for the period covered by these interim condensed consolidated financial statements, but had no impact.

●	Reference to the Conceptual Framework (Amendments to IFRS 3); and
●	Annual Improvements to IFRS Standards 2018–2020 (Amendments to IFRS 9 and IFRS 16).

c) Other new standards and interpretations not yet effective

●	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2);
●	Definition of Accounting Estimates (Amendments to IAS 8); and
●	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12).

Management does not expect the adoption of the standards and interpretations described above to have a significant impact on the consolidated financial statements.

16

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

d) Accounting for crypto-assets - Staff Accounting Bulletin No. 121 ("SAB 121")

In March 2022, the Securities and Exchange Commission ("SEC") issued the SAB 121, which addresses the accounting for entities that have obligations to safeguard crypto assets held for its customers and also maintain the cryptographic key information necessary to access the crypto-asset. SAB 121 requires a reporting entity that performs these activities to record a safeguarding liability and a corresponding asset at the fair value of the crypto assets safeguarded for its customers.

In June 2022, the Group launched a platform, through its subsidiary Nu Crypto Ltda. ("Nu Crypto"), which allows clients to trade crypto assets, in partnership with a specialized broker ("Agent"). Although, legally, the custody activity is performed by the Agent, the Group concluded that the transaction related to crypto assets have some of the activities described by SAB 121 and therefore should record a safeguarding liability and a corresponding asset at the fair value of the crypto assets held by clients on the Group’s platform.

SAB 121 is applicable solely to the financial statements prepared for the purpose of attending requirements from the US Exchange Act; and therefore these financial statements, which are prepared for the purpose of attending the Brazilian Securities Exchange Commission rules, do not reflect any effect of the referred SAB. On September 30, 2022, Group's customers had crypto assets in the fair value amount of USD 17.7 million in its platform.

3. Basis of consolidation

These interim condensed consolidated financial statements include the accounting balances of Nu Holdings and all those subsidiaries over which the Company exercises control, directly or indirectly. Control is achieved where the Company has (i) power over the investee; (ii) is exposed, or has rights, to variable returns from its involvement with the investee; and (iii) can use its power to affect its profits.

The Company re-assesses whether it maintains control of an investee if facts and circumstances indicate that there are changes to one or more of the three above mentioned elements of control.

The consolidation of a subsidiary begins when the Company obtains control over it and ceases when the Company loses control over it. Assets, liabilities, income, and expenses of a subsidiary acquired or disposed of during the reporting period are included in the interim condensed consolidated statements of profit or loss from the date the Company gains control until the date the Company ceases to control the subsidiary. In May 2022, Nu deconsolidated Nu Fundo de Investimentos em Ações (“Nu FIA”) due to the loss of its control.

The financial information of the subsidiaries was prepared in the same period as the Company and consistent accounting policies were applied. The financial statements of the subsidiaries are fully consolidated with those of the Company. Accordingly, all balances, transactions and any unrealized income and expenses arising between consolidated entities are eliminated in the consolidation, except for foreign-currency gain and losses on translation of intercompany loans. Profit or loss and each component of other comprehensive income or loss are attributed to the shareholders of the parent and to the non-controlling interests, when applicable.

17

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

These interim condensed consolidated financial statements include, among other entities, the operational subsidiaries listed below:

Entity	Control	Principal activities	Functional currency	Country	September 30, 2022	December 31, 2021
Nu Pagamentos	Indirect	Credit card and prepaid account operations	BRL	Brazil	100%	100%
Nu Financeira	Indirect	Loan and deposits operations	BRL	Brazil	100%	100%
Nu Invest	Indirect	Investment platform	BRL	Brazil	100%	100%
Nu DTVM	Indirect	Securities distribution	BRL	Brazil	100%	100%
Nu Servicios	Indirect	Credit card operations	MXN	Mexico	100%	100%
Nu Colombia	Indirect	Credit card operations	COP	Colombia	100%	100%

In addition, the Company consolidated the following investment fund in which the Group’s companies hold a substantial interest or the entirety of the interests and are therefore exposed, or have rights, to variable returns and have the ability to affect those returns through power over the entity:

Name of the entity	Country
Fundo de Investimento Ostrum Soberano Renda Fixa Referenciado DI (“Fundo Ostrum”)	Brazil

Nu Pagamentos, Nu Financeira, Nu DTVM and Nu Invest, Brazilian subsidiaries, are regulated by the Brazilian Central Bank (“BACEN”), Nu México Financiera, S.A. de C.V., S.F.P. ("Nu Financiera"), a Mexican subsidiary, is regulated by both the Mexican Central Bank ("BANXICO") and Mexican National Baking and Stock Commission (“CNBV”) and Nu Colombia, a Colombian subsidiary, is regulated by Industry and Commerce Superintendency, and as such, there are some regulatory requirements that restrict the ability of the Group to access and transfer assets freely to or from these entities within the Group and to settle liabilities of the Group.

4. Significant accounting policies

The significant accounting policies adopted by the Group in the preparation of these interim condensed consolidated financial statements are consistent with those adopted and disclosed in the financial statements and each corresponding note for the year ended December 31, 2021.

5. Significant accounting judgments, estimates and assumptions

Use of estimates and judgments

The preparation of financial statements requires judgments, estimates, and assumptions from management that affect the application of accounting policies, and reported amounts of assets, liabilities, revenues, and expenses. Actual results may differ from these estimates; and estimates and assumptions are reviewed on a periodic basis. Revisions to the estimates are recognized prospectively.

The significant assumptions and estimates used in the preparation of these interim consolidated financial statements for the three and nine-month periods ended on September 30, 2022 were the same as those adopted in the consolidated financial statements for the year ended December 31, 2021, except for the change of the write-off period applied based on the estimate of recovery for the lending portfolio, as explained in note 14.

18

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

a) Credit losses on financial instruments

The Group recognizes a loss allowance for expected credit losses on credit cards and loans receivables that represents management’s best estimate of allowance as of each reporting date.

Management performs an analysis of the credit card and loan amounts to determine if credit losses have occurred and to assess the adequacy of the allowance based on historical and current trends as well as other factors affecting credit losses.

Key areas of judgment

The critical judgments made by management in applying the expected credit losses (ECL) allowance methodology are:

a)	Definition of default;
b)	Forward-looking information used to the projection of macroeconomic scenarios;
c)	Probability weights of future scenarios;
d)	Definition of significant increase in credit risk and lifetime; and
e)	Look-back period, used for parameters estimation (probability of default - PD, exposure at default - EAD and loss given default - LGD).

Sensitivity analysis

On September 30, 2022, the probability weighted ECL allowance totaled US$1,125,955 of which US$824,325 related to credit card operations and US$301,630 to loans. The ECL allowance is sensitive to the methodology, assumptions and estimations underlying its calculation. One key assumption is the probability weighting of the macroeconomic scenarios. The table below illustrates the ECL that would have arisen if management had applied a 100% weighting to each macroeconomic scenario.

	Upside	Base case	Downside

Credit card and lending ECL	1,094,652	1,125,517	1,159,303

The table below discloses the forecast used in each scenario for the Brazilian ECL allowance:

	Upside	Base case	Downside

2022- Brazilian GDP growth	3.4%	2.7%	2.1%

b) Recovery estimate - lending portfolio

In June 2022, the Group updated its recovery estimate for the loan portfolio, as described in note 14.

19

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

6. Income and related expenses

a) Interest income and gains (losses) on financial instruments

	Three-month period ended		Nine-month period ended
	09/30/2022	09/30/2021	09/30/2022	09/30/2021

Interest income – credit card	262,207	94,054	672,263	237,294
Interest income - lending	250,443	84,579	672,625	161,224
Interest income – other assets at amortized cost	129,556	19,512	265,951	41,381
Interest income – other credit operations	50,162	4,469	105,650	7,862
Interest income and gains (losses) on financial instruments at fair value	294,880	92,344	743,215	159,435
Financial assets at fair value	308,569	92,053	767,933	156,228
Other	(13,689)	291	(24,718)	3,207
Total interest income and gains (losses) on financial instruments	987,248	294,958	2,459,704	607,196

The interest income presented above from credit card, lending, other assets at amortized cost and other credit operations represents interest revenue calculated using the effective interest method. Financial assets at fair value comprises interest and the fair value changes on financial assets at fair value.

Interest income - other credit operations are related to the acquisition of credit card receivables, as described in note 15.

b) Fee and commission income

	Three-month period ended		Nine-month period ended
	09/30/2022	09/30/2021	09/30/2022	09/30/2021

Interchange fees	244,229	130,469	658,172	321,443
Recharge fees	21,383	13,842	56,572	32,144
Rewards revenue	5,433	7,122	17,787	21,003
Late fees	17,917	13,315	64,133	34,342
Other fee and commission income	30,657	21,201	85,327	45,930
Total fee and commission income	319,619	185,949	881,991	454,862

Fee and commission income are presented by fee types that reflect the nature of the services offered by the Group. Recharge fees comprise the selling price of telecom prepaid credits to customers, net of acquisition costs.

On September 26, 2022, the Brazilian Central Bank (“BACEN”) issued the Resolution No 246 ("Resolution 246"), which established that the maximum limit for the interchange fee levied on all prepaid card transactions in Brazil will be 0.70%. The new rules come into force on April 1, 2023.

20

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

c) Interest and other financial expenses

	Three-month period ended		Nine-month period ended
	09/30/2022	09/30/2021	09/30/2022	09/30/2021

Interest expense on deposits	430,356	91,098	1,040,415	165,642
Other interest and similar expenses	29,533	10,295	99,977	24,730
Interest and other financial expenses	459,889	101,393	1,140,392	190,372

d) Transactional expenses

	Three-month period ended		Nine-month period ended
	09/30/2022	09/30/2021	09/30/2022	09/30/2021

Bank slip costs	7,299	9,171	23,754	28,106
Rewards expenses	10,487	10,255	31,526	26,732
Credit and debit card network costs	15,272	1,501	38,181	14,898
Other transactional expenses	11,417	7,633	33,498	14,955
Total transactional expenses	44,475	28,560	126,959	84,691

7. Credit loss allowance expenses

	Three-month period ended		Nine-month period ended
	09/30/2022	09/30/2021	09/30/2022	09/30/2021

Additions	517,709	126,875	1,115,263	237,654
Reversals	(286,016)	(40,728)	(490,890)	(34,561)
Net increase of loss allowance (note 13)	231,693	86,147	624,373	203,093
Recovery	(8,516)	(6,400)	(18,270)	(18,079)
Credit card receivables	223,177	79,747	606,103	185,014

Additions	333,134	67,612	672,852	132,055
Reversals	(180,185)	(20,170)	(287,398)	(35,744)
Net increase of loss allowance (note 14)	152,949	47,442	385,454	96,311
Recovery	(652)	(184)	(1,869)	(358)
Loans to customers	152,297	47,258	383,585	95,953
Total	375,474	127,005	989,688	280,967
21

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

8. Operating expenses

	Three-month period ended 09/30/2022
	Customer support and operations	General and administrative expenses	Marketing expenses	Other income (expenses)	Total

Infrastructure and data processing costs	37,521	42,167	-	-	79,688
Credit analysis and collection costs	15,358	11,020	-	-	26,378
Customer services	17,697	2,534	-	-	20,231
Salaries and associated benefits	11,891	73,827	4,063	-	89,781
Credit and debit card issuance costs	4,313	13,144	-	-	17,457
Share-based compensation (note 10)	-	78,857	-	-	78,857
Specialized services expenses	-	7,141	-	-	7,141
Other personnel costs	2,357	12,402	442	-	15,201
Depreciation and amortization	1,074	6,537	-	-	7,611
Marketing expenses	-	-	33,598	-	33,598
Others (i)	38	14,149	-	31,792	45,979
Total	90,249	261,778	38,103	31,792	421,922

	Three-month period ended 09/30/2021
	Customer support and operations	General and administrative expenses	Marketing expenses	Other income (expenses)	Total

Infrastructure and data processing costs	18,779	18,599	-	-	37,378
Credit analysis and collection costs	9,031	7,659	-	-	16,690
Customer services	14,628	2,203	-	-	16,831
Salaries and associated benefits	5,610	59,303	2,317	-	67,230
Credit and debit card issuance costs	2,179	8,165	-	-	10,344
Share-based compensation (note 10)	-	43,913	-	-	43,913
Specialized services expenses	-	6,212	-	-	6,212
Other personnel costs	630	5,092	76	-	5,798
Depreciation and amortization	703	4,951	-	-	5,654
Marketing expenses	-	-	23,175	-	23,175
Others (i)	89	10,430	-	1,962	12,481
Total	51,649	166,527	25,568	1,962	245,706

22

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

	Nine-month period ended 09/30/2022
	Customer support and operations	General and administrative expenses	Marketing expenses	Other income (expenses)	Total

Infrastructure and data processing costs	86,377	105,250	-	-	191,627
Credit analysis and collection costs	35,766	30,742	-	-	66,508
Customer services	56,764	7,255	-	-	64,019
Salaries and associated benefits	32,247	215,244	11,002	-	258,493
Credit and debit card issuance costs	10,707	35,346	-	-	46,053
Share-based compensation (note 10)	-	217,650	-	-	217,650
Specialized services expenses	-	26,303	-	-	26,303
Other personnel costs	5,075	29,577	975	-	35,627
Depreciation and amortization	2,455	23,244	-	-	25,699
Marketing expenses	-	-	89,942	-	89,942
Others (i)	132	45,780	-	103,979	149,891
Total	229,523	736,391	101,919	103,979	1,171,812

	Nine-month period ended 09/30/2021
	Customer support and operations	General and administrative expenses	Marketing expenses	Other income (expenses)	Total

Infrastructure and data processing costs	44,395	40,829	-	-	85,224
Credit analysis and collection costs	22,117	16,136	-	-	38,253
Customer services	32,716	5,038	-	-	37,754
Salaries and associated benefits	14,161	127,134	4,890	-	146,185
Credit and debit card issuance costs	8,539	17,801	-	-	26,340
Share-based compensation (note 10)	-	135,312	-	-	135,312
Specialized services expenses	-	19,827	-	-	19,827
Other personnel costs	1,569	11,081	184	-	12,834
Depreciation and amortization	967	9,929	-	-	10,896
Marketing expenses	-	-	39,992	-	39,992
Others (i)	283	21,583	-	13,207	35,073
Total	124,747	404,670	45,066	13,207	587,690

(i) "Others" mainly includes federal taxes on financial income, taxes related to transfer pricing and exchange rate variation.

23

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

9. Earnings per share

The following table reflects the net loss and share data used in the basic and diluted earnings per share (“EPS”) calculations:

	Three-month period ended		Nine-month period ended
	09/30/2022	09/30/2021	09/30/2022	09/30/2021

Earnings (loss) attributable to shareholders of the parent company	7,833	(34,212)	(66,965)	(98,915)
Weighted average outstanding shares - ordinary shares - basic (thousands)	4,683,799	1,423,876	4,671,725	1,379,271
Adjustment for the basic earnings per shares:
Deferred M&A shares that will be issued based on the passage of time only	36	-	36	-
Weighted average outstanding shares - ordinary shares - basic (thousands)	4,683,835	1,423,876	4,671,761	1,379,271
Adjustment for the diluted earnings per share :
Share based payment	134,465	-	-	-
Business acquisition	5,731	-	-	-
Total weighted average of ordinary outstanding shares for diluted EPS (in thousands of shares)	4,824,031	1,423,876	4,671,761	1,379,271
Earnings (loss) per share – basic (US$)	0.0017	(0.0240)	(0.0143)	(0.0717)
Earnings (loss) per share – diluted (US$)	0.0016	(0.0240)	(0.0143)	(0.0717)
Antidilutive instruments not considered in the weighted number of shares (in thousands of shares)	-	3,091,291	302,342	3,091,291

The Company has instruments that will become common shares upon exercise, acquisition, conversion (SOPs, RSUs, and Awards described in note 10), or satisfaction of specific business combinations conditions (described in note 1). For the nine-months ended September 30, 2022 and 2021 and the three-months ended September 30, 2021, these instruments were considered antidilutive and were not included in the weighted number of shares for diluted earnings per share because they would be antidilutive. For the three-months ended September 30, 2022, (i) the diluted weighted average number of shares was calculated based on the weighted average number of basic shares adjusted to reflect the effects of converting SOPs and RSUs into common shares using the treasury share method and also the issuance of shares related to business combinations not strictly related to the passage of time; (ii) Awards and shares related to business combinations were not included in the weighted average of diluted shares if their specific contingent conditions were not met. The antidilutive instruments not considered in the weighted number of shares for the periods presenting negative results correspond to the total number of shares that could be converted into ordinary shares. The number of shares for all periods presented was adjusted to reflect the 6 to 1 share split approved on August 30, 2021 (note 27).

10. Share-based payments

The Group’s employee incentives include share settled awards in the form of stock, offering them the opportunity to purchase ordinary shares by exercising options (Stock Options – “SOPs”), receiving ordinary shares (Restricted Stock Units – “RSUs”) upon vesting, and receiving shares upon the achievement of market conditions and passage of time ("Awards").

The cost of the employee services received with respect to the SOPs and RSUs granted is recognized in the statement of profit or loss over the period that the employee provides services and according to the vesting conditions. The Group has also issued Awards in 2020 and 2021 that grant shares upon the achievement of market conditions related to the valuation of the Company, and also the passage of time for the Awards issued in 2021. RSUs incentive was implemented in 2020 and is the main incentive since then.

24

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

There were no changes to the terms and conditions of the SOPs, RSUs and Awards after the grant date.

The changes in the number of SOPs and RSUs are as follows. WAEP is the weighted average exercise price and WAGDFV is the weighted average fair value at the grant date.

SOPs	09/30/2022	WAEP (US$)	12/31/2021	WAEP (US$)

Outstanding on January 1	143,889,439	0.50	42,515,821	1.58
Granted during the period	-	-	1,141,362	23.75
Exercised during the period	(34,295,264)	0.12	(18,822,551)	0.38
Forfeited during the period	(4,996,572)		(853,059)
Balances before 6-for-1 forward share split	104,597,603	0.71	23,981,573	3.01
Issuance of options due to 6-for-1 forward split	-		119,907,866
Outstanding on September 30 / December 31	104,597,603	0.71	143,889,439	0.50
Exercisable on September 30 / December 31	80,856,134	0.51	101,416,310	0.20

RSUs	09/30/2022	WAGDFV (US$)	12/31/2021	WAGDFV (US$)

Outstanding on January 1	80,924,937	4.82	5,294,454	10.47
Granted during the period	28,591,823	5.59	13,103,243	36.65
Vested during the period	(18,894,329)	3.65	(3,092,289)	15.06
Forfeited during the period	(8,186,571)		(1,817,919)
Balances before 6-for-1 forward share split	82,435,860	5.34	13,487,489	28.91
Issuance of RSUs due to 6-for-1 forward split	-		67,437,448
Outstanding on September 30 / December 31	82,435,860	5.34	80,924,937	4.82

The following table presents the total amount of share-based compensation granted, the related expenses for the three and nine-month periods ended September 30, 2022, and 2021 and provision for taxes as of September 30, 2022 and December 31, 2021.

	Three-month period ended		Nine-month period ended
	09/30/2022	09/30/2021	09/30/2022	09/30/2021

SOP and RSU expenses and related corporate taxes and social wages expenses	27,496	36,030	87,173	102,525
RSUs and SOPs grant - business combination	14,931	2,907	31,154	17,862
Awards expenses and related taxes	36,517	4,976	98,120	14,925
Fair value adjustment - hedge of corporate taxes and social wages (note 17)	(87)	-	1,203	-
Total share-based compensation expenses	78,857	43,913	217,650	135,312

Share-based payments granted, net of shares withheld for employee taxes	89,821	25,968	149,498	92,463

	09/30/2022	12/31/2021
Liability provision for taxes presented as salaries, allowances and social security contributions	37,507	61,772
25

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

11. Cash and cash equivalents

	09/30/2022	12/31/2021

Reverse repurchase agreement in foreign currency	1,471,339	1,115,805
Short-term investments	417,829	1,412,901
Voluntary deposits at central banks	1,392,086	-
Bank balances	411,512	174,142
Other cash and cash equivalents	27	2,827
Total	3,692,793	2,705,675

Cash and cash equivalents are held to meet short-term cash needs and include deposits with banks and other short-term highly liquid investments with original maturities of three-months or less and with an immaterial risk of change in value.

The reverse repurchase agreements are in Brazilian Reais, and the average rate of remuneration as of September 30, 2022, and December 31, 2021 is 99% of the Brazilian CDI rate, which is set daily and represents the average rate at which Brazilian banks were willing to borrow/lend to each other for one day.

Voluntary deposits at central banks are deposits made by the subsidiary Nu Financeira at the Brazilian Central Bank and are considered as cash and cash equivalents as they mature in one business day.

12. Securities

a) Financial instruments at fair value to profit and loss ("FVTPL")

	09/30/2022							12/31/2021
				Breakdown by maturity
Financial instruments at FVTPL	Maturity	Cost	Fair Value	No maturity	Up to 12 months		Over 12 months	Fair Value
Government bonds (i)
Brazil	03/27	267,619	269,073	-	269,073		-	571,753
Total government bonds		267,619	269,073	-	269,073		-	571,753

Corporate bonds and other instruments
Bill of credit (LC)	10/22 - 02/25	98	98	-	46		52	14
Certificate of bank deposits (CDB)	10/22 - 02/25	4,370	4,379	-	4,207		172	81,810
Real estate and agribusiness letter of credit	10/22 - 07/26	970	961	-	688		273	1,508
Corporate bonds and debentures	01/23 - 05/44	11,428	11,157	-	-		11,157	120,859
Equity instrument (ii)		12,653	22,416	22,416	-		-	30,735
Investment funds (iii)		195,596	195,596	195,596	-		-	9,125
Stocks issued by public-held company		-	-	-	-		-	158
Time deposit		220,592	220,593	220,593	-		-	-
Real estate and agribusiness certificate of receivables	01/23 - 08/37	16,714	16,699	-	45		16,654	-
Total corporate bonds and other instruments		462,421	471,899	438,605	4,986	-	28,308	244,209
Total financial instruments at FVTPL		730,040	740,972	438,605	274,059		28,308	815,962

26

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

	09/30/2022		12/31/2021
	Amounts in		Amounts in
Financial instruments at FVTPL	Original Currency	US$	Original Currency	US$
Currency:
Brazilian Reais	2,673,502	493,676	3,718,139	666,835
U.S. Dollars	224,880	224,880	118,392	118,392
Others	1,823,515	22,416	2,364,231	30,735
Total		740,972		815,962

(i) Government bonds are mainly composed of Financial Treasury Bills ("LFTs") and National Treasury Bills ("LTNs"), which had an average return of 102.7% of CDI in the nine-month period ended September 30, 2022 (106.3% during 2021) and are classified as level 1 in the fair value hierarchy, as described in note 25.

(ii) Refers to an investment in Jupiter, a neobank for consumers in India, and an investment in Din Global ("dBank"), a Pakistani fintech company. As of September 30, 2022, the total fair value of these investments corresponded to US$22,416 (US$30,735 on December 31, 2021), classified as level 3 in the fair value hierarchy, as described in note 25.

(iii) Refers to investments in funds in which assets are mostly Brazilian sovereign bonds. The fair value of these investments is determined based on the quota value, and these instruments are classified as level 2 in the fair value hierarchy, as described in note 25. Such investments are indexed to the Brazilian SELIC rate and had an average return of 100.1% of the Brazilian CDI rate in the nine-month period ended September 30, 2022 (86.1% during 2021).

b) Financial instruments at fair value to other comprehensive income ("FVTOCI")

		09/30/2022				12/31/2021
				Maturities
Financial instruments at FVTOCI	Maturity	Cost	Fair Value	Up to 12 months	Over 12 months	Fair Value
Government bonds (i)
Brazil	03/23 - 09/28	6,806,183	6,816,002	3,218,629	3,597,373	6,074,435
United States of America	12/22 - 08/25	785,743	780,218	623,098	157,120	830,124
Colombia	02/24	502	471	-	471	504
Mexico	01/26	1,496	1,362	-	1,362	-
Total government bonds		7,593,924	7,598,053	3,841,727	3,756,326	6,905,063

Corporate bonds and other instruments
Corporate bonds and debentures	01/23 - 10/70	738,258	711,067	40,582	670,485	924
Investment funds	11/23 - 03/24	231,802	231,802	-	231,802	137,759
Time deposit	01/23 - 06/23	392,338	391,039	391,039	-	1,119,682
Total corporate bonds and other instruments		1,362,398	1,333,908	431,621	902,287	1,258,365
Total financial instruments at FVTOCI		8,956,322	8,931,961	4,273,348	4,658,613	8,163,428

27

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

	09/30/2022		12/31/2021
	Amounts in		Amounts in
Financial instruments at FVTOCI	Original Currency	US$	Original Currency	US$
Currency:
Brazilian Reais	38,300,046	7,072,301	34,643,103	6,213,118
U.S. Dollars	1,857,827	1,857,827	1,949,806	1,949,806
Others	2,198,149	1,833	10,347	504
Total		8,931,961		8,163,428

(i) Includes US$3,368,560 (US$2,082,519 on December 31, 2021) held by the subsidiaries for regulatory purposes, as required by the Brazilian Central Bank. It also includes Brazilian government securities margins pledged by the Group for transactions on the Brazilian stock exchange in the amount of US$151,635 (US$116,254 on December 31, 2021). Government bonds are classified as Level 1 in the fair value hierarchy, as described in note 25.

13. Credit card receivables

a) Composition of receivables

	09/30/2022	12/31/2021

Receivables - current (i)	3,509,311	2,341,492
Receivables - installments (i)	3,598,374	2,483,647
Receivables - revolving (ii)	691,915	337,014
Total receivables	7,799,600	5,162,153
Fair value adjustment - portfolio hedge (note 17)	(61)	-
Total	7,799,539	5,162,153

Credit card ECL allowance
Presented as deduction of receivables	(811,591)	(381,633)
Presented as "Other liabilities"	(12,734)	(9,046)
Total credit card ECL allowance	(824,325)	(390,679)
Receivables, net	6,975,214	4,771,474
Total receivables presented as assets	6,987,948	4,780,520

(i) "Receivables - current" is related to purchases made by customers due on the next credit card billing date. “Receivables – installments” is related to purchases in installments which are financed by the merchant, including parcelado in Brazil. With this product, the cardholder's purchase is paid in up to 12 equal monthly installments. The cardholder’s credit limit is initially reduced by the total amount and the installments become due and payable on the cardholder’s subsequent monthly credit card statements. The Group makes the corresponding payments to the credit card network (see note 20) following a similar schedule. As receipts and payments are aligned, the Group does not incur significant financing costs with this product, however it is exposed to the credit risk of the cardholder as it is obliged to make the payments to the credit card network even if the cardholder does not pay. “Receivables – installments” also includes the amounts of credit card bills not fully paid by the customers and that have been converted into payments in installments with a fixed interest rate (fatura parcelada).

(ii) "Receivables - revolving" is related to the amounts due from customers that have not paid in full their credit card bill. Customers may request to convert these receivables into loans to be paid in installments. In accordance with Brazilian regulation, revolving balances that are outstanding for more than 2 months are mandatorily converted into fatura parcelada - a type of installment loan which is settled through the customer’s monthly credit card bills.

28

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

b) Breakdown by maturity

	09/30/2022		12/31/2021
	Amount	%	Amount	%
Installments not overdue due in:
<= 30 days	3,481,722	44.6%	2,401,149	46.5%
30 < 60 days	1,314,745	16.9%	904,864	17.5%
> 60 days	2,342,111	30.0%	1,579,010	30.6%
Total not overdue installments	7,138,578	91.5%	4,885,023	94.6%

Installments overdue by:
<= 30 days	240,399	3.1%	77,527	1.5%
30 < 60 days	77,087	1.0%	34,476	0.7%
60 < 90 days	57,408	0.7%	26,747	0.5%
> 90 days	286,128	3.7%	138,380	2.7%
Total overdue installments	661,022	8.5%	277,130	5.4%
Total	7,799,600	100.0%	5,162,153	100.0%

Overdue installments consist mainly of revolving balances, and not overdue installments consist mainly of current receivables and future bill installments (parcelado).

c) Credit loss allowance - by stages

As of September 30, 2022, the credit card ECL allowance totaled US$824,325 (US$390,679 as of December 31, 2021). The provision is provided by a model estimation, consistently applied, which is sensitive to the methods, assumptions, and risk parameters underlying its calculation.

The amount that the credit loss allowance represents in comparison to the Group’s gross receivables coverage ratio is also monitored, to anticipate trends that could indicate credit risk increases. This metric is considered a key risk indicator. It is monitored across multiple committees, supporting the decision-making process and is discussed in the primary credit forums along with the Group.

All receivables are classified through stages, where: (i) stage 1 include all receivables not classified in stages 2 and 3; (ii) stage 2 is primarily related to all receivables more than 30 (thirty), but less than 90 (ninety), days in arrears, or with an increase in client's behavior risk score compared to the time of the origination; and (iii) stage 3 when receivables are more than 90 (ninety) days in arrears, or there are indications that the financial asset will not be fully paid without a collateral or financial guarantee.

The majority of the Group's credit card portfolio was classified as stage 1, followed by stages 2 and 3, respectively as of September 30, 2022 and December 31, 2021. The proportion of stage 3 exposures increased to 5.8% on September 30, 2022 from 3.8% on December 31, 2021. The stage 3 movement is also due to the gradual risk normalization of the growing portfolio and credit expansions done in the past.

29

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

	09/30/2022
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)
Stage 1	6,515,587	83.5%	219,808	26.7%	3.4%

Stage 2	831,220	10.7%	265,429	32.2%	31.9%
Absolute Trigger (Days Late)	280,652	33.8%	146,366	55.1%	52.2%
Relative Trigger (PD deterioration)	550,568	66.2%	119,063	44.9%	21.6%

Stage 3	452,793	5.8%	339,088	41.1%	74.9%
Total	7,799,600	100.0%	824,325	100.0%	10.6%

	12/31/2021
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)
Stage 1	4,525,689	87.7%	127,358	32.6%	2.8%

Stage 2	440,105	8.5%	126,392	32.4%	28.7%
Absolute Trigger (Days Late)	131,409	29.9%	61,844	48.9%	47.1%
Relative Trigger (PD deterioration)	308,696	70.1%	64,548	51.1%	20.9%

Stage 3	196,359	3.8%	136,929	35.0%	69.7%
Total	5,162,153	100.0%	390,679	100.0%	7.6%

d) Credit loss allowance - by credit quality vs. stages

	09/30/2022
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)
Strong (PD < 5%)	5,225,750	67.0%	66,440	8.1%	1.3%
Stage 1	5,224,162	100.0%	66,368	99.9%	1.3%
Stage 2	1,588	0.0%	72	0.1%	4.5%

Satisfactory (5% <= PD <= 20%)	1,344,978	17.2%	115,843	14.0%	8.6%
Stage 1	1,124,430	83.6%	92,729	80.0%	8.2%
Stage 2	220,548	16.4%	23,114	20.0%	10.5%

Higher Risk (PD > 20%)	1,228,872	15.8%	642,042	77.9%	52.2%
Stage 1	166,995	13.6%	60,711	9.5%	36.4%
Stage 2	609,084	49.6%	242,243	37.7%	39.8%
Stage 3	452,793	36.8%	339,088	52.8%	74.9%
Total	7,799,600	100.0%	824,325	100.0%	10.6%

30

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

	12/31/2021
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio (%)
Strong (PD < 5%)	3,755,666	72.8%	40,480	10.4%	1.1%
Stage 1	3,754,626	100.0%	40,435	99.9%	1.1%
Stage 2	1,040	0.0%	45	0.1%	4.3%

Satisfactory (5% <= PD <= 20%)	804,608	15.6%	71,149	18.2%	8.8%
Stage 1	675,507	84.0%	57,102	80.3%	8.5%
Stage 2	129,101	16.0%	14,047	19.7%	10.9%

Higher Risk (PD > 20%)	601,879	11.6%	279,050	71.4%	46.4%
Stage 1	95,556	15.9%	29,821	10.7%	31.2%
Stage 2	309,964	51.5%	112,300	40.2%	36.2%
Stage 3	196,359	32.6%	136,929	49.1%	69.7%
Total	5,162,153	100.0%	390,679	100.0%	7.6%

When compared to December 31, 2021, a change in the credit quality distribution is observed, with relative exposure moving to higher PD stages. This movement is explained by the aforementioned risk normalization. There is still a significant concentration of receivables at stage 1 based on credit quality. Receivables with satisfactory risk are distributed between stages 1 and 2, mostly at stage 1.

Defaulted assets at stage 3 are classified as higher risk, which also accounts for a large proportion of stage 2 exposure. Stage 1 receivables classified as higher risk are those customers with low credit risk scores.

e) Credit loss allowance - changes

The following tables show the reconciliations from the opening to the closing balance of the credit loss allowance by stages of the financial instruments.

	09/30/2022
	Stage 1	Stage 2	Stage 3	Total
Credit loss allowance at beginning of period	127,358	126,392	136,929	390,679
Transfers from Stage 1 to Stage 2	(18,165)	18,165	-	-
Transfers from Stage 2 to Stage 1	28,483	(28,483)	-	-
Transfers to Stage 3	(17,443)	(74,765)	92,208	-
Transfers from Stage 3	1,360	566	(1,926)	-
Write-offs	-	-	(182,333)	(182,333)
Net increase of loss allowance	98,137	226,271	299,965	624,373
New originations (a)	111,934	11,323	6,768	130,025
Changes in exposure of preexisting accounts (b)	122,426	4,521	900	127,847
Net drawdowns, repayments, net remeasurement and movements due to risk changes	(136,223)	210,427	292,297	366,501
Effect of changes in exchange rates (OCI)	78	(2,717)	(5,755)	(8,394)
Credit loss allowance at end of the period	219,808	265,429	339,088	824,325

31

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

	12/31/2021
	Stage 1	Stage 2	Stage 3	Total
Credit loss allowance at beginning of period	79,296	60,391	77,855	217,542
Transfers from Stage 1 to Stage 2	(10,514)	10,514	-	-
Transfers from Stage 2 to Stage 1	17,840	(17,840)	-	-
Transfers to Stage 3	(7,023)	(13,176)	20,199	-
Transfers from Stage 3	151	70	(221)	-
Write-offs	-	-	(118,518)	(118,518)
Net increase of loss allowance	54,096	92,658	164,847	311,601
New originations (a)	94,367	9,547	3,979	107,893
Changes in exposure of preexisting accounts (b)	120,420	2,585	363	123,368
Net drawdowns, repayments, net remeasurement and movements due to risk changes	(161,906)	79,282	160,186	77,562
Changes to models used in calculation (c)	1,215	1,244	319	2,778
Effect of changes in exchange rates (OCI)	(6,488)	(6,225)	(7,233)	(19,946)
Credit loss allowance at end of the year	127,358	126,392	136,929	390,679

(a) Considers all accounts originated from the beginning to the end of the period. ECL effects presented in the table were calculated as if risk parameters at the beginning of the period were applied.

(b) Reflects the movements in exposure of accounts that already existed in the beginning of the period, as increase in credit limits. ECL effects were calculated as if risk parameters of the exposures at the beginning of the period were applied.

(c) Relates to methodology changes that occurred during the period, according to the Group’s processes of model monitoring.

The following tables present changes in the gross carrying amount of the credit card portfolio to demonstrate the effects of the changes in the loss allowance for the same portfolio as discussed above. “Net change of gross carrying amount” includes acquisitions, payments, and interest accruals.

	09/30/2022
	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount at beginning of period	4,525,689	440,105	196,359	5,162,153
Transfers from Stage 1 to Stage 2	(353,487)	353,487	-	-
Transfers from Stage 2 to Stage 1	141,447	(141,447)	-	-
Transfers to Stage 3	(150,417)	(179,620)	330,037	-
Transfers from Stage 3	1,752	748	(2,500)	-
Write-offs	-	-	(182,333)	(182,333)
Net change of gross carrying amount	2,311,428	364,081	118,065	2,793,574
Effect of changes in exchange rates (OCI)	39,175	(6,134)	(6,835)	26,206
Gross carrying amount at end of the period	6,515,587	831,220	452,793	7,799,600
32

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

	12/31/2021
	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount at beginning of year	2,799,999	202,673	116,200	3,118,872
Transfers from Stage 1 to Stage 2	(168,654)	168,654	-	-
Transfers from Stage 2 to Stage 1	73,448	(73,448)	-	-
Transfers to Stage 3	(72,328)	(41,112)	113,440	-
Transfers from Stage 3	156	68	(224)	-
Write-offs	-	-	(120,071)	(120,071)
Net change of gross carrying amount	2,145,118	205,148	97,356	2,447,622
Effect of changes in exchange rates (OCI)	(252,050)	(21,878)	(10,342)	(284,270)
Gross carrying amount at end of the year	4,525,689	440,105	196,359	5,162,153

f) Credit loss allowance - COVID-19 impacts

As the COVID-19 pandemic started to spread in the year 2020, lockdowns and mobility restrictions were expected to severely harm the economy, pushing financial institutions and individuals to be more conservative about taking risks. In addition, the Brazilian government response included "Emergency Aid", all of which together caused a change in the portfolio credit behavior, reducing delinquency and other risk indicators.

As vaccinations advanced and restrictions fell, mainly after the last quarter of 2021, the economy started to regain traction, laying ground for a resumption in risk-related activities.

In 2022, as the effects of the pandemic dimmed, the risk profile of the portfolio changed, moving in the direction of pre-COVID-19 levels, which is considered a risk normalization trend. Delinquencies followed this path to normalization during the first half of 2022.

14. Loans to customers

	9/30/2022	12/31/2021
Lending to individuals	1,907,405	1,392,350
Loan ECL allowance	(301,630)	(197,536)
Total receivables	1,605,775	1,194,814
Fair value adjustment - portfolio hedge (note 17)	(2,670)	-
Total	1,603,105	1,194,814

On June 30, 2022, as a result of the growth in the lending portfolio and its historical data, the Company reviewed the reasonable expectation of recovery for those receivables and concluded that partial write-off of the lending portfolio in arrears for 120 days was more appropriate compared to the previous estimate of 360 days, which took into account our experience with credit card receivables. Therefore, to prevent the build-up of the gross loans, Nu applied an immediate partial write-off for loans for the amounts for which there is no reasonable expectation of recovery, as allowed under the International Financial Reporting Standards, with a portion of the loan being written off immediately. Following the partial write-off, the remaining balance is recognized in gross loans until the point at which there is no reasonable expectation of recovery. There is no effect in the statement of profit or loss due to the change in estimate, and the effect in the gross exposure and loss allowance balances for loans to customers are shown in item d) Credit loss allowance - changes.

33

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

a) Breakdown by maturity

The following table shows loans to customers by maturity on September 30, 2022, and December 31, 2021, considering each installment individually.

	09/30/2022		12/31/2021
	Amount	%	Amount	%
Installments not overdue due in:
Less than 1 year	1,624,374	85.2%	1,155,760	83.5%
Between 1 and 5 years	209,004	11.0%	189,051	13.1%
Total not overdue installments	1,833,378	96.2%	1,344,811	96.6%

Installments overdue by:
<= 30 days	28,702	1.5%	13,423	1.0%
30 < 60 days	16,920	0.8%	8,948	0.6%
60 < 90 days	13,329	0.7%	5,757	0.4%
> 90 days	15,076	0.8%	19,411	1.4%
Total overdue installments	74,027	3.8%	47,539	3.4%
Total	1,907,405	100.0%	1,392,350	100.0%

b) Credit loss allowance - by stages

The tables below show the credit loss allowance by stages as of September 30, 2022, and December 31, 2021.

	09/30/2022
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio
Stage 1	1,414,871	74.2%	69,084	22.9%	4.9%

Stage 2	399,650	21.0%	165,742	55.0%	41.5%
Absolute Trigger (Days Late)	95,130	23.8%	77,887	47.0%	81.9%
Relative Trigger (PD deterioration)	304,520	76.2%	87,855	53.0%	28.9%

Stage 3 (i)	92,884	4.8%	66,804	22.1%	71.9%
Total	1,907,405	100.0%	301,630	100.0%	15.8%

(i) The table above presents the loans to customers considering the change in estimate of recovery and the partial write-off of receivables in arrears for more than 120 days.

	12/31/2021
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio
Stage 1	1,129,522	81.1%	68,926	34.9%	6.1%

Stage 2	200,040	14.4%	72,935	36.9%	36.5%
Absolute Trigger (Days Late)	39,510	19.8%	31,615	43.3%	80.0%
Relative Trigger (PD deterioration)	160,530	80.2%	41,320	56.7%	25.7%

Stage 3	62,788	4.5%	55,675	28.2%	88.7%
Total	1,392,350	100.0%	197,536	100.0%	14.2%
34

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

c) Credit loss allowance - by credit quality vs stages

	09/30/2022
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio
Strong (PD < 5%)	737,332	38.7%	8,113	2.7%	1.1%
Stage 1	711,420	96.5%	7,696	94.9%	1.1%
Stage 2	25,912	3.5%	417	5.1%	1.6%

Satisfactory (5% <= PD <= 20%)	652,317	34.2%	37,181	12.3%	5.7%
Stage 1	565,890	86.8%	30,490	82.0%	5.4%
Stage 2	86,427	13.2%	6,691	18.0%	7.7%

Higher Risk (PD > 20%)	517,756	27.1%	256,336	85.0%	49.5%
Stage 1	137,561	26.6%	30,898	10.2%	22.5%
Stage 2	287,311	55.5%	158,634	52.6%	55.2%
Stage 3	92,884	17.9%	66,804	22.1%	71.9%
Total	1,907,405	100.0%	301,630	100.0%	15.8%

	12/31/2021
	Gross Exposures	%	Credit Loss Allowance	%	Coverage Ratio
Strong (PD < 5%)	424,161	30.5%	4,196	2.1%	1.0%
Stage 1	409,899	96.6%	4,002	95.4%	1.0%
Stage 2	14,262	3.4%	194	4.6%	1.4%

Satisfactory (5% <= PD <= 20%)	700,164	50.3%	47,779	24.2%	6.8%
Stage 1	656,647	93.8%	44,797	93.8%	6.8%
Stage 2	43,517	6.2%	2,982	6.2%	6.9%

Higher Risk (PD > 20%)	268,025	19.2%	145,561	73.7%	54.3%
Stage 1	62,976	23.5%	20,127	13.8%	32.0%
Stage 2	142,261	53.1%	69,759	47.9%	49.0%
Stage 3	62,788	23.4%	55,675	38.3%	88.7%
Total	1,392,350	100.0%	197,536	100.0%	14.2%

Most of the credit quality of this portfolio is classified as satisfactory, followed by strong and higher risk loans. Receivables with satisfactory and strong risk have a high distribution of stage 1. Origination continues to grow with the gross carrying amount increasing by 36.9% in comparison to December 31, 2021.

35

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

d) Credit loss allowance - changes

The following tables show reconciliations from the opening to the closing balance of the provision for credit losses by the stages of the financial instruments. The explanation of each stage and the basis for determining transfers due to changes in credit risk is set out in the Company’s accounting policies, as disclosed in the annual consolidated financial statements as of December 31, 2021.

	09/30/2022
	Stage 1	Stage 2	Stage 3	Total

Credit loss allowance at beginning of period	68,926	72,935	55,675	197,536
Transfers from Stage 1 to Stage 2	(12,784)	12,784	-	-
Transfers from Stage 2 to Stage 1	5,455	(5,455)	-	-
Transfers to Stage 3	(14,933)	(58,384)	73,317	-
Transfers from Stage 3	178	985	(1,163)	-
Write-offs	-	-	(282,374)	(282,374)
Net increase of loss allowance	19,974	145,379	220,101	385,454
New originations (a)	184,951	41,862	6,539	233,352
Net drawdowns, repayments, net remeasurement and movements due to exposure and risk changes	(169,104)	100,272	211,674	142,842
Changes to models used in calculation (b)	4,127	3,245	1,888	9,260
Effect of changes in exchange rates (OCI)	2,268	(2,502)	1,248	1,014
Credit loss allowance at end of the period	69,084	165,742	66,804	301,630

The table above presents the loss allowance considering the change in estimate of recovery and the partial write-off of receivables in arrears for more than 120 days. Due to the change in estimate implemented on June 30, 2022, the total write-off increased US$217,669. The gross exposure and impairment allowance would have changed by US$217,669 if the write-off of 360 days for stage 3 were applied.

	12/31/2021
	Stage 1	Stage 2	Stage 3	Total

Credit loss allowance at beginning of year	10,532	7,136	8,542	26,210
Transfers from Stage 1 to Stage 2	(780)	780	-	-
Transfers from Stage 2 to Stage 1	685	(685)	-	-
Transfers to Stage 3	(1,212)	(904)	2,116	-
Transfers from Stage 3	16	142	(158)	-
Write-offs	-	-	(13,223)	(13,223)
Net increase of loss allowance	62,363	69,152	60,563	192,078
New originations (a)	159,299	28,281	6,237	193,817
Net drawdowns, repayments, net remeasurement and movements due to exposure and risk changes	(93,269)	35,759	54,297	(3,213)
Changes to models used in calculation (b)	(3,667)	5,112	29	1,474
Effect of changes in exchange rates (OCI)	(2,678)	(2,686)	(2,165)	(7,529)
Credit loss allowance at end of the year	68,926	72,935	55,675	197,536

(a) Considers all accounts originated from the beginning to the end of the period. ECL effects presented in the table were calculated as if risk parameters at the beginning of the period were applied.

36

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

(b) Relates to methodology changes that occurred during the period, according to the Group’s processes of model monitoring.

The following tables present changes in the gross carrying amount of the lending portfolio to demonstrate the effects of the changes in the loss allowance for the same portfolio as discussed above. “Net change of gross carrying amount” includes acquisitions, payments, and interest accruals.

	09/30/2022
	Stage 1	Stage 2	Stage 3	Total

Gross carrying amount at beginning of period	1,129,522	200,040	62,788	1,392,350
Transfers from Stage 1 to Stage 2	(136,588)	136,588	-	-
Transfers from Stage 2 to Stage 1	33,098	(33,098)	-	-
Transfers to Stage 3	(118,714)	(105,838)	224,552	-
Transfers from Stage 3	203	1,119	(1,322)	-
Write-offs	-	-	(282,374)	(282,374)
Net increase of gross carrying amount	487,694	205,520	88,925	782,139
Effect of changes in exchange rates (OCI)	19,656	(4,681)	315	15,290
Gross carrying amount at end of the period	1,414,871	399,650	92,884	1,907,405

	12/31/2021
	Stage 1	Stage 2	Stage 3	Total

Gross carrying amount at beginning of period	168,744	22,634	9,526	200,904
Transfers from Stage 1 to Stage 2	(8,535)	8,535	-	-
Transfers from Stage 2 to Stage 1	3,279	(3,279)	-	-
Transfers to Stage 3	(11,069)	(3,324)	14,393	-
Transfers from Stage 3	18	160	(178)	-
Write-offs	-	-	(14,676)	(14,676)
Net increase of gross carrying amount	1,020,838	182,800	56,160	1,259,798
Effect of changes in exchange rates (OCI)	(43,753)	(7,486)	(2,437)	(53,676)
Gross carrying amount at end of the year	1,129,522	200,040	62,788	1,392,350

15. Other credit operations

	09/30/2022	12/31/2021

Other credit operations	381,782	50,349
Total	381,782	50,349

Other credit operations in the amount of US$381,782 (US$50,349 as of December 31, 2021), presented net of any probable losses, are related to the acquisition of credit card receivables held by other participants of the credit card network.

37

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

16. Other assets

	09/30/2022	12/31/2021

Deferred expenses (i)	119,319	76,183
Taxes recoverable	141,618	71,865
Advances to suppliers and employees	18,813	23,958
Prepaid expenses	44,909	15,958
Judicial deposits (note 22)	18,119	17,480
Other assets	45,826	27,471
Total	388,604	232,915

(i) Refers to credit card issuance costs, including printing, packing, and shipping costs, among others. The expenses are amortized based on the card’s useful life, adjusted for any cancellations.

17. Derivative financial instruments

The Group executes transactions with derivative financial instruments, which are intended to meet its own needs to reduce its exposure to market, currency and interest-rate risks. The derivatives are classified as at fair value through profit or loss, except those in cash flow hedge accounting strategies, for which the effective portion of gains or losses on derivatives is recognized directly in other comprehensive income (loss). The management of these risks is conducted through determining limits, and the establishment of operating strategies. The derivative contracts are considered level 1, 2 or 3 in the fair value hierarchy and are used to hedge exposures, but hedge accounting is adopted only for forecasted transactions related to the cloud infrastructure and certain software licenses used by Nu (hedge of foreign currency risk), to reduce fair value fluctuations of fixed rate credit portfolio (hedge of interest rate risk of portfolio) and to cover the future cash disbursement related to highly probable future transactions and accrued liabilities for corporate taxes and social wages at RSU vesting or SOP exercise, as shown below.

	09/30/2022
		Fair values
	Notional amount	Assets	Liabilities
Derivatives classified as fair value through profit or loss
Interest rate contracts - Future	982,899	-	220
Exchange rate contracts - Future	138,190	1	1,031
Interest rate contracts - Swap	9,804	109	-
Currency - Non-deliverable forward contract (NDF)	131,663	5,612	-
Warrants (i)	100,000	33,823	-

Derivatives held for hedging
Designated as cash flow hedges
Exchange rate contracts - Future	175,500	2	1,334
Equity - Total Return Swap (TRS)	89,726	-	1,329

Designated as portfolio hedges
DI - Future (Credit derivative contracts) - notes 13 and 14	2,053,770	5	134
Total	3,681,552	39,552	4,048

38

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

	12/31/2021
		Fair values
	Notional amount	Assets	Liabilities
Derivatives classified as fair value through profit or loss
Interest rate contracts - Future	3,671,709	10	462
Currency exchange rate contracts - Future	116,075	-	3,899
Interest rate contracts - Swap	9,523	24	7
Forward contracts	83,155	81,528	82,775
Warrants (i)	65,000	19,756	-

Derivatives held for hedging
Designated as cash flow hedges
Exchange rate contracts - Future	77,115	-	135
Total	4,022,577	101,318	87,278

(i) Warrants

In September 2021, Nu entered into an agreement with Creditas Financial Solutions Ltd. (and/or its affiliates in Latin America, or together, “Creditas”) through which Nu will distribute certain financial products offered by Creditas to its customers in Latin America. These include affordable retail collateralized loans, such as home and auto equity loans, auto financing, motorcycle financing and payroll loans.

The agreement also provided that Nu would invest up to US$200,000 in Creditas’ securitization vehicles, becoming the holder of the senior quotas of the fund. Nu was granted warrants that provide the right to acquire an equity interest equivalent to up to 7.7% of Creditas, on a fully diluted basis, under a pre-agreed valuation, proportional to fifty percent of the amount invested in the securitization vehicles and products distributed. During 2022, the total amount agreed of US$200,000 was invested in the securitization vehicles, shown as part of the “investment funds” on note 12, and, consequently, US$100,000 was shown as notional in the table above. Nu can exercise the option at any time, but the expiration date is 2 years after the issuance date.

As of September 30, 2022, the warrants' fair value was US$33,823, calculated using a Black Scholes model, classified as level 3 on the fair value hierarchy, as shown in note 25. The Company recognized a gain of US$14,067 during 2022.

Other derivative financial instruments

Futures contracts are traded on the B3, which is also the counterparty. Swap contracts are settled daily and are traded over the counter with financial institutions as counterparties. The total value of margins pledged by the Group in transactions on the stock exchange is disclosed in note 12.

Nu Holdings entered into non-deliverable forward contracts to economically hedge the foreign exchange exposures on intercompany loans with subsidiaries.

39

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

Breakdown by maturity

The table below shows the breakdown by maturity of the notional amounts:

	09/30/2022
	Up to 3 months	3 to 12 months	Over 12 months	Total
Assets
Interest rate contracts - Future	354,325	103,260	-	457,585
Exchange rate contracts - Future	313,690	-	-	313,690
Interest rate contracts - Swap	-	-	9,804	9,804
Currency - Non-deliverable forward contract (NDF)	-	131,663	-	131,663
Warrants	-	-	100,000	100,000
Total assets	668,015	234,923	109,804	1,012,742

Liabilities
Equity - Total Return Swap (TRS)	-	89,726	-	89,726
Interest rate contracts - Future	441,855	41,469	41,990	525,314
DI - Future (Credit derivative contracts) - notes 13 and 14	784,258	1,082,255	187,257	2,053,770
Total liabilities	1,226,113	1,213,450	229,247	2,668,810
Total	1,894,128	1,448,373	339,051	3,681,552

	12/31/2021
	Up to 3 months	3 to 12 months	Over 12 months	Total

Assets
Interest rate contracts - Future	775,002	24,755	71	799,828
Exchange rate contracts - Future	116,074	-	-	116,074
Forward contracts	83,155	-	-	83,155
Warrants	-	-	65,000	65,000
Total assets	974,231	24,755	65,071	1,064,057

Liabilities
Interest rate contracts - Future	1,668,284	864,989	338,609	2,871,882
Exchange rate contracts - Future	77,115	-	-	77,115
Interest rate contracts - Swap	-	-	9,523	9,523
Total liabilities	1,745,399	864,989	348,132	2,958,520
Total	2,719,630	889,744	413,203	4,022,577

40

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

The table below shows the breakdown by maturity of the fair value amounts:

	09/30/2022
	Up to 12 months	Over 12 months	Total
Assets
Interest rate contracts - Swap	-	109	109
Interest rate contracts - Future	-	-	-
Exchange rate contracts - Future	3	-	3
Currency - Non-deliverable forward contract (NDF)	5,612	-	5,612
Warrants	-	33,823	33,823
Interest rate contracts - Future - portfolio hedge	5	-	5
Total assets	5,620	33,932	39,552

Liabilities
Equity - Total Return Swap (TRS)	1,329	-	1,329
Interest rate contracts - Future	2	218	220
Exchange rate contracts - Future	2,365	-	2,365
Currency - Non-deliverable forward contract (NDF)	-	-	-
DI - Future (Credit derivative contracts) - notes 13 and 14	134		134
Total liabilities	3,830	218	4,048
Total	9,450	34,150	43,600

	12/31/2021
	Up to 12 months	Over 12 months	Total
Assets
Interest rate contracts - Future	2	8	10
Exchange rate contracts - Future	24	-	24
Forward contracts	81,528	-	81,528
Warrants	-	19,756	19,756
Total assets	81,554	19,764	101,318

Liabilities
Interest rate contracts - Future	69	393	462
Exchange rate contracts - Future	4,034	-	4,034
Interest rate contracts - Swap	-	7	7
Forward contracts	82,775	-	82,775
Total liabilities	86,878	400	87,278
Total	168,432	20,164	188,596

Analysis of derivatives designated as hedges

a) Hedge of foreign currency risk

The Group is exposed to foreign currency risk on forecast transaction expenses, primarily related to the cloud infrastructure and certain software licenses used by Nu. The Group managed its exposures to the variability in cash flows of foreign currency forecasted transactions to movements in foreign exchange rates by entering foreign exchange contracts (exchange futures). These instruments are entered into to match the cash flow profile of the estimated forecast transactions, and are exchange-traded and settled on a daily basis.

41

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

The Group applies hedge accounting to the forecasted transactions related to its main cloud infrastructure contract and other expenses in foreign currency. The effectiveness is assessed monthly by analyzing the critical terms. The critical terms of the hedging instrument and the amount of the forecasted hedged transactions are significantly the same. Derivatives are generally rolled over monthly. They are expected to occur in the same fiscal month as the maturity date of the hedging instrument. Therefore, the hedge is expected to be effective. Subsequent assessments of effectiveness are performed by verifying and documenting whether the critical terms of the hedging instrument and forecasted hedged transaction have changed during the period in review and whether it remains probable. If there are no such changes in critical terms, the Group will continue to conclude that the hedging relationship is effective. Sources of ineffectiveness are differences in the amount and timing of forecast and actual payment of expenses.

	09/30/2022	12/31/2021

Balance at beginning of the period / year	1,487	49
Fair value change recognized in OCI during the period	(16,827)	2,705

Total amount reclassified from cash flow hedge reserve to income statement during the period	8,201	(242)
to "Customer support and operation"	4,338	(91)
to "General and administrative expenses"	4,155	(136)
Effect of changes in exchange rates (OCI)	(292)	(15)

Deferred income taxes	3,501	(1,025)

Balance at end of the period / year	(3,638)	1,487

The future transactions that are the object of the hedge are:

	09/30/2022			12/31/2021
	Up to 3 months	3 to 12 months	Total	Total

Expected foreign currency transactions	46,634	129,231	175,865	78,401
Total	46,634	129,231	175,865	78,401

b) Hedge of portfolio's interest rate risk

The Group holds portfolios of customers’ lending and refinancing of credit cards receivables at fixed interest rates, which creates market risk due to changes in the Brazilian interbank deposits’ (CDI) benchmark rate. Thus, to protect the fixed rate risk from CDI variation, the Group entered into future DI contracts to offset the market risk, and applied hedge accounting aiming to eliminate differences between the accounting measurement of its derivatives and hedged items which are adjusted to reflect changes in CDI.

The Group’s overall hedging strategy is to reduce fair value changes of the part of the fixed rate portfolio as if they were floating rate instruments linked to the attributable benchmark rates. As such, in order to reflect the dynamic nature of the hedged portfolio, the strategy is to rebalance the future DI contracts and evaluate the allocated amount by the credit portfolio. Additionally, ineffectiveness could arise from the disparity between expected and actual prepayments (prepayment risk).

In accordance with its hedging strategy, the Group calculates the DV01 (delta value of a basis point) of the exposure and futures to identify the optimal hedging ratio, and monitors in a timely manner the hedge relationship, providing any rebalancing if needed. The need for the purchase or sale of new future DI contracts will be assessed, to counterbalance the hedged item’s market value adjustment, aiming to assure hedge effectiveness between 80% and 125%, as determined on hedge documentation.

42

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

The effectiveness test for the hedge is done in a prospective and retrospective way. In the prospective test, the Group compares the impact of a 1 basis point parallel shift on the interest rate curve (DV01) on the hedged object and on the hedge instrument market value. For the retrospective test, the market-to-market value change since the inception of the hedged object is compared to the hedge instrument. In both cases, the hedge is considered effective if the correlation is between 80% and 125%.

For designated and qualifying fair value hedges, the cumulative change in the fair value of the hedging derivative and of the hedged item attributable to the hedged risk is recognized in the consolidated statement of profit or loss in "Interest income and gains (losses) on financial instruments - financial assets at fair value". In addition, the cumulative change in the fair value of the hedged item attributable to the hedged risk is recorded as part of the carrying value of the hedged item in the consolidated statement of financial position.

Effectiveness ratio - changes in fair value

	09/30/2022
	Hedge Object		Hedge Instrument
	Asset	Liability	Fair value variation	Ratio
Interest rate risk
Retrospective - Portfolio hedge	(2,731)	-	2,205	80.7%
Prospective - Portfolio hedge	(59)	-	63	106.8%

c) Hedge of corporate taxes and social wages over share-based compensation

The Group's hedge strategy is to cover the future cash disbursement related to highly probable future transactions and accrued liabilities for corporate taxes and social wages at RSU vesting or SOP exercise from the variation of the Company's share price volatility. The derivative financial instruments used to cover the exposure are total return swaps ("TRS") in which one leg is indexed to the Company's stock price and the other leg is indexed to Secured Overnight Financing Rate ("SOFR") plus spread. The stock fixed at the TRS is a weighted average price. The hedge was entered into by Nu Holdings and therefore there is no income tax effect.

The Group applies the cash flow hedge for the hedge structure thus the market risk is replaced by an interest rate risk. The effectiveness assessment is performed monthly by (i) assessing the economic relationship between the hedged item and the hedging instrument; (ii) monitoring the credit risk impact in the hedge effectiveness; and (iii) maintaining and updating the hedging ratio. Given the possibility of forfeiture impacting the future cash forecast of the employee benefit plan, the Group under hedges the exposure to keep the hedging level within an acceptable coverage. The derivative fair value is measured substantially based on the stock price which is also used in the measurement of the provision or payment for corporate taxes and social wages. There is no expectation for a mismatch between the hedged item and hedging instrument at maturity other than the SOFR.

43

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

09/30/2022

OCI balance at beginning of the period	-
Fair value change recognized in OCI during the period	(1,329)
Total amount reclassified from cash flow hedge reserve to income statement during the period (i)	1,203
OCI balance at end of the period	(126)

(i) Presented as share-based compensation on general and administrative expenses.

18. Instruments eligible as capital

	09/30/2022	12/31/2021
Financial liabilities at fair value through profit or loss
Instruments eligible as capital	19,099	12,056
Total	19,099	12,056

In June 2019, the subsidiary Nu Financeira issued a subordinated financial note in the amount equivalent to US$18,824 at the issuance date, which was approved as Tier 2 capital by the Brazilian Central Bank in September 2019, for the purposes of calculation of regulatory capital. The note bears a fixed interest rate of 12.8%, matures in 2029, and is callable in 2024.

The Group designated the instruments eligible as capital at fair value through profit or loss at its initial recognition. The gains of fair value changes arising from its own credit risk in the amount of US$3,169 were recorded in other comprehensive income (losses of US$1,051 in the year ended December 31, 2021). All other fair value changes and interests in the amount of US$10,355 (US$3,580 in the year ended December 31, 2021) were recognized as profit or loss.

	09/30/2022	12/31/2021
Balance at beginning of the period / year	12,056	15,492
Interest accrued	1,876	2,137
Fair value changes	8,479	(5,717)
Own credit transferred to OCI	(3,169)	1,051
Effect of changes in exchange rates (OCI)	(143)	(907)
Balance at end of the period / year	19,099	12,056

19. Financial liabilities at amortized cost – deposits

	09/30/2022	12/31/2021

Deposits by customers (i)
Bank receipt of deposits (RDB)	11,512,684	7,728,108
Deposits in electronic money	2,527,473	1,887,945
Bank receipt of deposits (RDB-V)	-	31,557
Time deposit (ii)	-	19,181
Other deposits	-	509
Total	14,040,157	9,667,300

(i) In June 2019, Nu Financeira's RDB was launched as an investment option in NuConta. Unlike the deposits in electronic money, Nu can use the resources from RDB’s deposits in other operations such as funding for the lending and credit card operations. RDB’s deposits have guarantees from the Brazilian Deposit Guarantee Fund (“FGC”). Deposits in electronic money through NuConta, and part of the RDBs, correspond to customer deposits on-demand with daily maturity made in the prepaid account, denominated in Brazilian reais.

44

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

In September 2020, Nu Financeira launched a new investment option – a RDB with maturity from 0 to 24 months and a weighted average interest rate of 105% as of September 30, 2022 (and 107% on December 31, 2021) of the Brazilian CDI rate.

Deposits in electronic money include NuConta deposits as well as Conta NuInvest amounts, the latter corresponding to on-demand deposits of the Groups’ investment brokerage clients. Those deposits are required by BACEN to be invested in Brazilian government bonds.

(ii) In July 2020, the subsidiary Nu Financeira issued a time deposit instrument (“DPGE”), also with a special guarantee from FGC, in the amount of R$100,000, equivalent to US$19,000 at the issuance date, remunerated at the Brazilian DI rate + 1% per annum and was fully settled in July 2022.

Breakdown by maturity

	09/30/2022
	Up to 12 months	Over 12 months	Total
Deposits by customers
Deposits in electronic money	2,527,473	-	2,527,473
Bank receipt of deposits (RDB)	11,396,631	116,053	11,512,684
Total	13,924,104	116,053	14,040,157

	12/31/2021
	Up to 12 months	Over 12 months	Total
Deposits by customers
Deposits in electronic money	1,887,945	-	1,887,945
Bank receipt of deposits (RDB)	7,663,355	64,753	7,728,108
Bank receipt of deposits (RDB-V)	31,557	-	31,557
Time deposit	19,181	-	19,181
Other deposits	509	-	509
Total	9,602,547	64,753	9,667,300

20. Financial liabilities at amortized cost – payables to network

	09/30/2022	12/31/2021

Payables to credit card network (i)	5,810,402	4,882,159
Payables to clearing houses	84,034	-
Total	5,894,436	4,882,159

(i) Corresponds to the amount payable to the acquirers related to credit and debit card transactions. Credit card payables are settled according to the transaction installments, substantially in up to 27 days for Brazilian transactions with no installments and 1 business day for international transactions. Sales in installments (parcelado) have monthly settlements, mostly, over a period of up to 12 months. For Mexican and Colombian operations, the amounts are settled in 1 business day.

45

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

The segregation of the settlement is shown in the table below:

Payables to credit card network	09/30/2022	12/31/2021

Up to 30 days	3,085,706	2,518,437
30 to 90 days	1,439,706	1,205,765
More than 90 days	1,284,990	1,157,957
Total	5,810,402	4,882,159

Collateral for credit card operations

As of September 30, 2022, the Group had US$303 (US$1,052 on December 31, 2021) of security deposits granted in favor of Mastercard. These securities are measured at fair value through profit or loss and are held as collateral for the amounts payable to the network and can be replaced by other securities with similar characteristics. The average remuneration rate of those deposits was 0.18% per month on September 30, 2022 (0.20% on December 31, 2021).

21. Financial liabilities at amortized cost – borrowing, financing and securitized borrowings

	09/30/2022	12/31/2021

Borrowings and financing	467,959	147,243
Securitized borrowings	-	10,011
Total	467,959	157,254

a) Borrowings and financings

Borrowings and financings maturities are as follows:

	09/30/2022
	Up to 3 months	3 to 12 months	Over 12 months	Total
Borrowings and financings
Term loan credit facility (ii)	10,675	33,116	70,183	113,974
Syndicated loan (iii)	1,631	-	352,354	353,985
Total borrowings and financings	12,306	33,116	422,537	467,959

	12/31/2021
	Up to 3 months	3 to 12 months	Over 12 months	Total
Borrowings and financings
Financial letter (i)	7,728	2,672	-	10,400
Term loan credit facility (ii)	3,064	10,113	123,666	136,843
Total borrowings and financings	10,792	12,785	123,666	147,243

(i) Corresponded to fixed and floating rate bills of exchange in the amount equivalent to US$12,941 on the issuance date, fully paid in April 2022.

46

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

(ii) Corresponds to two term loan credit facilities obtained by subsidiary Nu Servicios, in Mexican pesos, from:

a)	Bank of America México, S.A., Institución de Banca Múltiple (“BofA”) in the amount equivalent to US$30,000 on the issuance dates, with interest equivalent to 11.31% (Mexican Interbanking Equilibrium Interest Rate (“TIIE 182” + 1.40%) per annum as of September 30, 2022 (equivalent to 7.42% per annum as of December 31, 2021), and maturity date in July 2023.
b)	JPMorgan México ("JP Morgan") in the total amount equivalent to US$80,000 on the issuance dates, with interest from 10.36% to 10.91% (TIIE 182 + 1.45% and TIIE 182 + 1.0%, respectively) per annum as of September 30, 2022 (from 7.47% to 7.02% per annum as of December 31, 2021), and maturity dates in November 2022 and July 2024.

(iii) Corresponds to a syndicated credit facility, in which Nu’s subsidiaries in Colombia and Mexico are the borrowers and the Company is acting as guarantor. The amount of the credit facility is US$650,000, and as of September 30, 2022:

a)	Mexico used the total equivalent to US$335,000 on the issuance date, with interest equivalent to 10.45% per annum (TIIE 91 + 1.00%) and maturity date in April 2025;
b)	Colombia used the total equivalent to US$25,000 on the issuance date, with interest equivalent to 10.22% per annum (Colombian Reference Banking Indicator ("IBR") + 1.00%) and maturity date in April 2025.

Changes to borrowings and financings are as follows:

	09/30/2022
	Bills of exchange	Term loan credit facility	Bank borrowings	Syndicated loan	Total

Balance at beginning of the period	10,400	136,843	-	-	147,243
Addition due to business combination	-	-	4,729	-	4,729
New borrowings	-	-	-	353,093	353,093
Payments – principal	(9,447)	(24,303)	(4,458)	-	(38,208)
Payments – interest	(1,889)	(7,804)	(568)	(9,869)	(20,130)
Interest accrued	42	6,724	158	11,502	18,426
Effect of changes in exchange rates (OCI)	894	2,514	139	(741)	2,806
Balance at end of the period	-	113,974	-	353,985	467,959

	12/31/2021
	Financial letter	Bills of exchange	Term loan credit facility	Total

Balance at beginning of the year	60,126	17,684	19,644	97,454
New borrowings	-	-	116,349	116,349
Payments – principal	(54,151)	(6,372)	-	(60,523)
Payments – interest	(4,548)	(600)	(1,908)	(7,056)
Interest accrued	776	683	4,766	6,225
Effect of changes in exchange rates (OCI)	(2,203)	(995)	(2,008)	(5,206)
Balance at end of the year	-	10,400	136,843	147,243
47

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

Covenants

The restrictive clauses (covenants) associated with the Group's debt contracts establish the maintenance of minimum financial indicators resulting from its capital, funding and liquidity (cash) position, as well as profitability metrics and leverage ratios including, but not limited to, net debt to gross profit, in addition to non-financial indicators according to each contract. The Group was compliant with such restrictive clauses as of September 30, 2022, and December 31, 2021.

Guarantees

The Company is guarantor to the above-mentioned borrowings from Colombia and Mexico. The subsidiary Nu Pagamentos also is guarantor to the BofA and JP Morgan borrowings. The total amount of the guarantees is US$470,000 as of September 30, 2022.

b) Securitized borrowings

Securitized borrowings corresponded to senior quotas issued by FIDC Nu. Senior notes of 1st series were fully settled in 2020, 2nd series were fully settled in 2021 and 3rd series were fully settled in February 2022. Changes to securitized borrowings are as follows:

	09/30/2022	12/31/2021
Balance at beginning of the period / year	10,011	79,742
Interest accrued	84	1,904
Payments – principal	(10,633)	(66,403)
Payments – interest	(134)	(1,976)
Effect of changes in exchange rates (OCI)	672	(3,256)
Balance at end of the period / year	-	10,011

22. Provision for lawsuits and administrative proceedings

	09/30/2022	12/31/2021

Tax risks	15,354	17,081
Civil risks	1,882	980
Labor risks	71	21
Total	17,307	18,082

The Company and its subsidiaries are parties to lawsuits and administrative proceedings arising from the ordinary course of operations, involving tax, civil and labor matters. Such matters are being discussed at the administrative and judicial levels, which, when applicable, are supported by judicial deposits. The provisions for probable losses arising from these matters are estimated and periodically adjusted by management, supported by external legal advisors’ opinion. There is significant uncertainty relating to the timing of any cash outflow for civil and labor risk.

a) Provision

Regarding tax risks, a provision in the amount of US$15,354 as of September 30, 2022 (US$17,081 on December 31, 2021) was recorded as a legal obligation related to the increase in the contribution of certain Brazilian taxes (PIS and COFINS). The Group has a judicial deposit in the amount related to this claim, as shown below in item d). In June 2019, Nu withdrew the lawsuit and is currently awaiting the release of the judicial deposits to the Brazilian Tax Authorities.

48

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

Civil lawsuits are mainly related to credit card operations. Based on management’s assessment and inputs from Nu’s external legal advisors, the Group has provisioned US$1,882 (US$980 on December 31, 2021) considered sufficient to cover estimated losses from civil suits deemed probable.

b) Changes

Changes to provision for lawsuits and administrative proceedings are as follows:

	09/30/2022			12/31/2021
	Tax	Civil	Labor	Tax	Civil	Labor

Balance at beginning of the period / year	17,081	980	21	15,995	470	4
Additions	-	1,656	64	2,240	2,204	18
Payments / Reversals	(2,355)	(735)	(12)	-	(1,644)	-
Effect of changes in exchange rates (OCI)	628	(19)	(2)	(1,154)	(50)	(1)
Balance at end of the period / year	15,354	1,882	71	17,081	980	21

c) Contingencies

The Group is a party to civil and labor lawsuits, involving risks classified by management and the legal advisors as possible losses, totaling approximately US$4,924 and US$829, respectively (US$4,365 and US$454 on December 31, 2021). Based on management’s assessment and inputs from the Group’s external legal advisors, no provision was recognized for those lawsuits as of September 30, 2022, and December 31, 2021.

d) Judicial deposits

As of September 30, 2022, the total amount of judicial deposits shown as “Other assets” (note 16) is US$18,119 (US$17,480 on December 31, 2021) and is substantially related to the tax proceedings.

23. Deferred income

	09/30/2022	12/31/2021
Deferred revenue from points	31,014	25,462
Deferred annual fee	3,479	4,673
Other deferred income	1,957	522
Total	36,450	30,657

Deferred revenue from points and deferred annual fee are related to the Group's reward program for its credit card customers, called "Rewards".

24. Related parties

In the ordinary course of business, the Group may have issued credit cards or loans to Nu’s executive directors, board members, key employees and close family members. Those transactions, as well as the deposits and other products, as investments, occur on similar terms as those prevailing at the time for comparable transactions to unrelated persons and do not involve more than the normal risk of collectability.

49

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

As described in note 3, "Basis of consolidation", all companies from the Group are consolidated in these interim condensed consolidated financial statements. Therefore, related party balances and transactions, and any unrealized income and expenses arising from inter-company transactions, are eliminated in the interim condensed consolidated financial statements.

In 2022, the exchange differences arising from intercompany loans between entities of the group with different functional currencies are shown as “Interest income and gains (losses) on financial instruments” in the statement of profit or loss.

a) Transactions with other related parties

	09/30/2022	12/31/2021
	Assets/ (Liabilities)

Others	492	299

	09/30/2022	9/30/2021
	Revenues (expenses)

Others	(1,031)	(1,309)

25. Fair value measurement

The main valuation techniques employed in internal models to measure the fair value of the financial instruments on September 30, 2022 and December 31, 2021 are set out below. The principal inputs into these models are derived from observable market data. The Group did not make any material changes to its valuation techniques and internal models in those periods.

a) Fair value of financial instruments carried at amortized cost

The following tables show the fair value of the financial instruments carried at amortized cost on September 30, 2022, and December 31, 2021. The Group has not disclosed the fair values of financial instruments such as compulsory and other deposits at central banks, which comprehend instant payments, voluntary deposits and compulsory deposits, other financial assets at amortized cost, deposits in electronic money, RDB, RDB-V, time deposit, and borrowings and financing, because their carrying amounts are a reasonable approximation of fair value.

	09/30/2022			12/31/2021
	Book value	Fair value - Level 2	Fair value - Level 3	Book value	Fair value - Level 2	Fair value - Level 3
Assets
Compulsory and other deposits at central banks	1,860,438			938,659
Credit card receivables	6,988,009	-	6,865,756	4,780,520	-	4,161,785
Loans to customers	1,605,775	-	1,827,411	1,194,814	-	1,324,513
Other credit operations	381,782	-	382,085	50,349	-	50,400
Other financial assets	75,591			18,493
Total	10,911,595	-	9,075,252	6,982,835	-	5,536,698

Liabilities
Deposits in electronic money	2,527,473			1,888,454
Deposits - RDB and RDB-V	11,512,684			7,759,665
Time deposit	-			19,181
Payables to network	5,894,436	5,542,230	-	4,882,159	4,755,304	-
Borrowings and financing	467,959			147,243		-
Securitized borrowings	-			10,011
Total	20,402,552	5,542,230	-	14,706,713	4,755,304	-
50

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

The book value from credit card receivables and loan to customers includes the amounts that are object of the portfolio hedge, described in note 17. The credit risk components for both receivables are not part of the hedge strategy.

Borrowings and financing fair value is equal book value given that any prepayment shall be equal to the total outstanding amount. The fair value of floating rate demand deposits are assumed to be equal to carrying values.

The valuation approach to specific categories of financial instruments is described below.

i) Fair value models and inputs

Credit card: The fair values of credit card receivables and payables to network are calculated using the discounted cash flow method. Fair values are determined by discounting the contractual cash flows by the interest rate curve. For payables, cash flows are also discounted by the Group's own credit spread. For receivables, fair values exclude expected losses. For past due receivables, the Group used the recovery rate of late payments as an input that is not directly observable and was estimated using the Group's internal databases.

Loans to customers: Fair value is estimated based on groups of clients with similar risk profiles, using valuation models. The fair value of a loan is determined by discounting the contractual cash flows by the risk-free interest rate curve and a credit spread. For past due receivables, the Group used the rate of recovery of late payments as an input that is not directly observable and was estimated using the Group's internal databases.

Other credit operations: Fair value is calculated by discounting future cash flows by a risk free interest rate and a credit spread.

51

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

b) Fair value of financial instruments measured at fair value

The following table shows a summary of the fair values, as of September 30, 2022, and December 31, 2021, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	09/30/2022
	Published price quotations in active markets (Level 1)	Internal Models (Level 2)	Internal Models (Level 3)	Total
Assets
Government bonds
Brazil	7,085,075	-	-	7,085,075
United States	780,218	-	-	780,218
Colombia	471	-	-	471
Mexico	1,362	-	-	1,362

Corporate bonds and other instruments
Certificate of bank deposits (CDB)	-	4,379	-	4,379
Investment funds	-	427,398	-	427,398
Time deposit	-	611,632	-	611,632
Bill of credit (LC)	-	98	-	98
Real state and agribusiness certificate of receivables (CRIs/CRAs)	-	16,699	-	16,699
Real estate and agribusiness letter of credit (LCIs/LCAs)	-	961	-	961
Corporate bonds and debentures	673,415	48,809	-	722,224
Equity instrument	-	-	22,416	22,416
Derivative financial instruments	3	5,721	33,823	39,547
Fair value adjustment - portfolio hedge	5	-	-	5
Collateral for credit card operations	-	303	-	303

Liabilities
Derivative financial instruments	2,719	1,329	-	4,048
Instruments eligible as capital	-	19,099	-	19,099
Repurchase agreements	-	46,064	-	46,064

52

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

	12/31/2021
	Published price quotations in active markets (Level 1)	Internal Models (Level 2)	Internal Models (Level 3)	Total
Assets
Government bonds
Brazil	6,646,188	-	-	6,646,188
United States	830,124	-	-	830,124
Colombia	504	-	-	504

Corporate bonds and other instruments
Certificate of bank deposits (CDB)	-	81,810	-	81,810
Investment funds	-	146,884	-	146,884
Time deposit	-	1,119,682	-	1,119,682
Bill of credit (LC)	-	14	-	14
Real estate and agribusiness letter of credit (CRIs/CRAs)	-	1,508	-	1,508
Corporate bonds and debentures	-	121,783	-	121,783
Stocks issued by public-held company	158	-	-	158
Equity instrument	-	-	30,735	30,735
Derivative financial instruments	81,538	24	19,756	101,318
Collateral for credit card operations	-	1,052	-	1,052

Liabilities
Derivative financial instruments	87,271	7	-	87,278
Instruments eligible as capital	-	12,056	-	12,056
Repurchase agreements	-	3,046	-	3,046

i) Fair value models and inputs

Securities: The securities with high liquidity and quoted prices in the active market are classified as level 1. As a result, all the government bonds and some corporate bonds are included in level 1 as they are traded in active markets. Fair values are the published prices by the 'Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais' (“Anbima”). Other corporate bonds and investment fund shares, whose valuation is based on observable data, such as interest rates and interest rate curves, are classified as level 2.

Derivatives: Derivatives traded on stock exchanges are classified as level 1 of the hierarchy. Derivatives traded on the Brazilian stock exchange are fairly valued using B3 quotations. Interest rate OTC Swaps are valued by discounting future expected cash flows to present values using interest rate curves and are classified as level 2. The embedded derivative conversion feature from the senior preferred share was calculated based on methodologies for the share price described in note 10. The options related to the warrant from Creditas Partnership are fair valued using a Black-Scholes model and are classified as level 3.

Equity instrument: For the fair value of the equity instrument, the Group used contractual conditions as inputs that are not directly observable, and therefore it is classified as level 3.

Instruments eligible as capital: If the instrument has an active market, prices quoted in this market are used. Otherwise, valuation techniques are used, such as discounted cash flows, where cash flows are discounted by a risk-free rate and a credit spread. Instruments eligible as capital were designated at fair value through profit or loss in the initial recognition (fair value option).

53

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

Repurchase agreements: The fair value is the transaction value itself given that repurchase agreement is a short-term one-day agreement;

c) Transfers between levels of the fair value hierarchy

For the nine-month period ended September 30, 2022 and the year ended December 31, 2021, there were no transfers of financial instruments between levels 1 and 2 or between levels 2 and 3.

26. Income tax

Current and deferred taxes are determined for all transactions that have been recognized in the interim condensed consolidated financial statements using the provisions of the current tax laws. The current income tax expense or benefit represents the estimated taxes to be paid or refunded, respectively, for the current period. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities. They are measured using the tax rates and laws that will be in effect when the temporary tax differences are expected to reverse.

54

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

a) Income tax reconciliation

The tax on the Group's pre-tax profit differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities. In August 2022, the Social Contribution tax rate in Brazil increased 1 percentage point, thus the combined income tax rate increased from 40% to 41%. The change is effective from August 1 to December 31, 2022, and it only affects the subsidiaries Nu Pagamentos, Nu Financeira, Nu DTVM and Nu Invest. Thus, the following is a reconciliation of income tax expense to profit (loss) for the period, calculated by applying the combined Brazilian income tax rate of 41% for the nine-month period ended September 30, 2022, and 45% for the nine-month period ended September 30, 2021:

	09/30/2022	09/30/2021
Loss before income tax	(87,156)	(81,662)
Tax rate (i)	41%	45%
Income tax benefit	35,734	36,748

Permanent additions/exclusions
Share-based payments	(5,379)	(13,705)
Customers gifts	(97)	(228)
Operational losses and others	(6,489)	(4,820)
Changes in income tax rate	184	(7,215)
Effect of different tax rates - subsidiaries and parent company	(11,441)	(18,688)
Other non-deductible expenses	7,623	(9,490)
Income tax	20,135	(17,398)

Current tax expense	(302,120)	(150,130)
Deferred tax benefit	322,255	132,732
Income tax in the statement of profit or loss	20,135	(17,398)
Deferred tax recognized in OCI	516	(798)
Income tax	20,651	(18,196)
Effective tax rate	-23.1%	21.3%

(i) The tax rate used was the one applicable to the financial Brazilian subsidiaries, which represent the most significant portion of the operations of the Group. The tax rate used is not materially different from the average effective tax rate considering all jurisdictions where the Group has operations. The effect of other tax rates is shown in the table above as “effect of different tax rates – subsidiaries and parent company”.

55

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

b) Deferred income taxes

The following tables present significant components of the Group’s deferred tax assets and liabilities as of September 30, 2022, and December 31, 2021, and the changes for the periods then ended. The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from timing differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually. The Group has no time limit for use of the deferred tax assets, but the use of the deferred tax asset related to tax loss and negative basis of social contribution is limited to 30% of taxable profit per year for the Brazilian entities.

			Reflected in the statement of profit (loss)
	12/31/2021	Other	Constitution	Realization	Foreign exchange	Reflected in OCI	09/30/2022

Provisions for credit losses	204,459	-	447,305	(169,777)	(6,697)	-	475,290
Provision PIS/COFINS - Financial Revenue	5,965	-	-	-	177	-	6,142
Other temporary differences	72,343	12,244	55,222	(28,677)	(1,775)	-	109,357
Total deferred tax assets on temporary differences	282,767	12,244	502,527	(198,454)	(8,295)	-	590,789

Tax loss and negative basis of social contribution	77,985	-	33,086	(945)	(209)	-	109,917
Deferred tax assets	360,752	12,244	535,613	(199,399)	(8,504)	-	700,706

Futures settlement market	(18,850)	-	(11,592)	12,634	(457)	-	(18,265)
Fair value changes - financial instruments	(2,144)	-	(2,709)	163	153	(2,985)	(7,522)
Others	(8,340)	-	(8,932)	22	695	-	(16,555)
Deferred tax liabilities	(29,334)	-	(23,233)	12,819	391	(2,985)	(42,342)

Fair value changes - cash flow hedge	1,057	-	-	(3,545)	44	3,501	(2,444)
Deferred tax recognized during the period			512,380	(190,125)		516

56

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

			Reflected in the statement of profit (loss)
	12/31/2020	Business combination	Constitution	Realization	Foreign exchange	Reflected in OCI	12/31/2021

Provisions for credit losses	68,155	41	197,920	(52,730)	(8,927)	-	204,459
Provision PIS/COFINS - Financial Revenue	6,398	-	-	-	(433)	-	5,965
Other temporary differences	41,982	585	52,157	(18,394)	(3,987)	-	72,343
Total deferred tax assets on temporary differences	116,535	626	250,077	(71,124)	(13,347)	-	282,767

Tax loss and negative basis of social contribution	8,596	4,201	67,939	-	(2,751)	-	77,985
Deferred tax assets	125,131	4,827	318,016	(71,124)	(16,098)	-	360,752

Futures settlement market	-	-	(19,137)	-	287	-	(18,850)
Fair value changes - financial instruments	(8,741)	-	(170)	5,544	(82)	1,305	(2,144)
Others	-	-	(14,524)	4,744	1,440	-	(8,340)
Deferred tax liabilities	(8,741)	-	(33,831)	10,288	1,645	1,305	(29,334)

Fair value changes - cash flow hedge	32	-	1,305	-	(280)	1,025	1,057
Deferred tax recognized during the period			285,490	(60,836)		2,330
57

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

27. Equity

The table below presents the changes in shares issued and fully paid and shares authorized, by class, as of September 30, 2022 and December 31, 2021.

Shares authorized and fully issued	Note	Ordinary shares	Preferred shares	Senior preferred shares	Management shares	Class A Ordinary shares	Class B Ordinary shares	Total	Total after 6-for-1 forward share split
Total as of December 31, 2020		222,657,093	422,057,050	16,795,799	2,500	-	-	661,512,442	3,969,074,652
SOPs exercised and RUSs vested		6,314,494	-	-	-	15,600,346	-	21,914,840	131,489,040
Shares withheld for employees' taxes		(320,866)	-	-	-	(384,278)	-	(705,144)	(4,230,864)
Shares repurchased		(203,643)	-	-	-	-	-	(203,643)	(1,221,858)
Issuance of preferred shares (Series G)		-	11,758,704	-	-	-	-	11,758,704	70,552,224
Conversion of senior preferred shares (Series F-1)		-	16,795,799	(16,795,799)	-	-	-	-	-
Issuance of preferred shares due to Easynvest business combination		-	8,019,426	-	-	-	-	8,019,426	48,116,556
Issuance of preferred shares (Series G-1)		-	10,002,809	-	-	-	-	10,002,809	60,016,854
Conversion of ordinary shares in class A shares		(228,447,078)	-	-	-	228,447,078	-	-	-
Conversion of class A shares in class B shares		-	-	-	-	(184,110,692)	184,110,692	-	-
Awards issued		-	-	-	-	-	7,596,827	7,596,827	45,580,962
Issuance of class A shares - Cognitect acquisition		-	-	-	-	107,489	-	107,489	644,934
Issuance of class A shares - Spin Pay acquisition		-	-	-	-	138,415	-	138,415	830,490
Subtotal balances before the 6-for-1 forward share split		-	468,633,788	-	2,500	59,798,358	191,707,519	720,142,165	4,320,852,990
Issuance of shares due to the 6-for-1 forward share split		-	2,343,168,940	-	12,500	298,991,790	958,537,595	3,600,710,825	-
Subtotal balances after the 6-for-1 forward share split		-	2,811,802,728	-	15,000	358,790,148	1,150,245,114	4,320,852,990	4,320,852,990
Preferred shares converted into class A shares		-	(2,811,802,728)	-	-	2,811,802,728	-	-	-
Cancelation of management shares		-	-	-	(15,000)	-	-	(15,000)	(15,000)
Issuance of shares under the customer program		-	-	-	-	1,259,613	-	1,259,613	1,259,613
Issuance of shares under the IPO		-	-	-	-	287,890,942	-	287,890,942	287,890,942
Movements due to the IPO		-	(2,811,802,728)	-	(15,000)	3,100,953,283	-	289,135,555	289,135,555
Total as of December 31, 2021		-	-	-	-	3,459,743,431	1,150,245,114	4,609,988,545	4,609,988,545
Conversion of shares class B to A		-	-	-	-	35,752,548	(35,752,548)	-	-
SOPs exercised and RUSs vested	10	-	-	-	-	53,189,593	-	53,189,593	53,189,593
Shares withheld for employees' taxes	10	-	-	-	-	(5,889,449)	-	(5,889,449)	(5,889,449)
Issuance of Class A shares - Cognitect and Juntos acquisitions		-	-	-	-	719,955	-	719,955	719,955
Issuance of shares due to IPO over-allotment		-	-	-	-	27,555,298	-	27,555,298	27,555,298
Total as of September 30, 2022		-	-	-	-	3,571,071,376	1,114,492,566	4,685,563,942	4,685,563,942

58

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

Shares authorized and unissued	Note	Class A Ordinary shares	Class B Ordinary shares	Total	Total after 6-for-1 forward share split

Business combination - contingent share consideration		-	-	11,342,291	11,342,291
Reserved for the share-based payments		-	-	408,789,728	408,789,728
Reserved for the issuance of the Award	10	-	-	103,966,401	103,966,401
Shares authorized which may be issued class A or class B		-	-	43,393,778,848	43,393,778,848
Shares authorized and unissued as of September 30, 2022		-	-	43,917,877,268	43,917,877,268

Shares authorized issued		3,571,071,376	1,114,492,566	4,685,563,942	4,685,563,942
Total as of September 30, 2022		-	-	48,603,441,210	48,603,441,210

At the Meeting of Shareholders held on August 30, 2021, the 6-for-1 forward share split of the Company’s shares was approved.

a) Share events

In January 2022, Nu Holdings issued an additional 27,555,298 ordinary class A shares due to the over-allotment option ("Green Shoe") exercised by the underwriters.

As of September 30, 2022, the Company had ordinary shares authorized and unissued relating to commitments from acquisitions of entities, the issuance due to the share-based payment plans (note 10) and authorized for future issuance without determined nature and which could be class A or B ordinary shares.

b) Share capital and share premium reserve

All share classes of the Company had a nominal par value of US$0.0000067 on September 30, 2022 and December 31, 2021, and the total amount of share capital was US$83 (US$83 as of December 31, 2021).

Share premium reserve relates to amounts contributed by shareholders over the par value at the issuance of shares.

59

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

c) Issuance of shares

The following table presents the amount in US$ of shares issued, increase in capital and premium reserve in transactions other than the exercise of the SOPs and vesting of RSUs in 2022 and 2021:

Event	Capital and share premium reserve

Issuance of preferred shares (Series F-1)	400,915
Issuance of preferred shares (Series G)	400,000
Issuance of preferred shares (Series G-1)	400,000
Shares issued on IPO over-allotment	247,998
Customer program and IPO (note 1(a))	2,602,026

In January 2021, Nu Holdings completed the preferred shares issuance – Series G – in the amount of US$400,000. As a result of the transaction, 11,758,704 Series G preferred shares (70,552,224 after the 6-for-1 forward share split) were issued and 7,466,778 ordinary shares (44,800,668 after the 6-for-1 forward share split) were made available for issuance for the Company’s share-based compensation program.

In May 2021, the senior preferred shares related to Series F-1 were fully converted into equity, with the total issuance of 16,795,799 shares (100,774,794 after the 6-for-1 forward share split) at the request of the holders. The conversion consisted of a reclassification of the amount recognized as a derivative and as liability into share capital and share premium reserve in the total amount of US$400,915.

In June 2021, Nu Holdings completed the preferred shares issuance Series G-1 – in the amount of US$400,000. As a result of the transaction, 10,002,809 Series G-1 preferred shares (60,016,854 after the 6-for-1 forward share split) were issued.

In January 2022, Nu Holdings issued an additional 27,555,298 ordinary class A shares due to the over-allotment option ("Green Shoe") exercised by the underwriters.

d) Accumulated losses

The accumulated losses include the share-based payment reserve amount, as shown in the table below.

As described in note 10, the Group's share-based payments include incentives in the form of SOPs, RSUs and Awards. Further, the Company can use the reserve to absorb accumulated losses.

	09/30/2022	12/31/2021
Accumulated losses	(403,449)	(336,484)
Share-based payments reserve	357,573	208,075
Total attributable to shareholders of the parent company	(45,876)	(128,409)
Accumulated profit (loss) attributable to non-controlling interests	-	(341)
Total accumulated losses	(45,876)	(128,750)

e) Shares repurchased and withheld

Shares may be repurchased from former employees when they leave the Group or withheld because of RSUs plans to settle the employee’s tax obligation. These shares repurchased or withheld are canceled and cannot be reissued or subscribed. During the nine-month period ended on September 30, 2022 and the year ended December 31, 2021, the following shares were repurchased (after the 6-for-1 forward share split):

60

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

	09/30/2022	12/31/2021
Quantity of shares repurchased	-	1,221,858
Total value of shares repurchased	-	4,607
Quantity of shares withheld - RSU	5,889,449	4,230,864
Total value of shares withheld - RSU	39,027	18,299

f) Accumulated other comprehensive income

Other comprehensive income includes the amounts, net of the related tax effect, of the adjustments to assets and liabilities recognized in equity through the interim condensed consolidated statement of comprehensive income.

Other comprehensive income that may be subsequently reclassified to profit or loss is related to cash flow hedges that qualify as effective hedges and currency translation that represents the cumulative gains and losses on the retranslation of the Group’s investment in foreign operations. These amounts will remain under this heading until they are recognized in the interim condensed consolidated statement of profit or loss in the periods in which the hedged items affect it, for example, in the case of the cash flow hedge.

The own credit reserve reflects the cumulative own credit gains and losses on financial liabilities designated at fair value. Amounts in the own credit reserve are not reclassified to profit or loss in future periods.

The accumulated balances are as follows:

	09/30/2022	12/31/2021
Cash flow hedge effects, net of deferred taxes	(3,764)	1,487
Currency translation on foreign entities	(134,376)	(110,936)
Changes in fair value - financial instruments at FVTOCI, net of deferred taxes	(28,222)	1,741
Own credit adjustment effects	1,650	(1,519)
Total	(164,712)	(109,227)

28. Management of financial risks, financial instruments, and other risks

a) Overview

The Group prioritizes risks that could have a material impact on its strategic objectives, including those that must comply with applicable regulatory requirements. To efficiently manage and mitigate these risks, the risk management structure conducts risk identification and assessment to prioritize the risks that are key to pursue potential opportunities and/or that may prevent value from being created or that may compromise existing value, with the possibility of having impacts on financial results, capital, liquidity, customer relationship and reputation.

Risks that are actively monitored include:

  Credit risk;
  Liquidity risk;
  Market risk and Interest Rate Risk in the Banking Book (IRRBB);
  Operational risk / Information Technology/Cyber risk;
  Regulatory risk;
  Compliance risk; and
  Reputational risk.
61

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

b) Risk management structure

Nu considers Risk Management an important pillar of the Group's strategic management. The risk management structure broadly permeates the entire Company, allowing risks to be properly identified, measured, mitigated, monitored and reported, in order to support the development of its activities. Risk Management is related to the principles, culture, structures and processes to improve the decision-making process and the achievement of strategic objectives. It is a continuous and evolving process that runs through Nu's entire strategy, to support Management in minimizing its losses, as well as maximizing its profits and supporting the Company's values.

The Group's risk management structure considers the size and complexity of its business, which allows tracking, monitoring and control of the risks to which it is exposed. The risk management process is aligned with management guidelines, which, through committees and other internal meetings, define strategic objectives, including risk appetite. Conversely, the capital control and capital management units provide support through risk and capital monitoring and analysis processes.

The Group considers a risk appetite statement (“RAS”) to be an essential instrument to support risk management and decision making. Therefore, its development is aligned with the business plan, strategy and capital development. Nu has defined a RAS (aligned to local regulatory requirements) that prioritizes the main risks and, for each of these, qualitative statements and quantitative metrics expressed in relation to earnings, capital, risk measures, liquidity and other relevant measures were implemented, as appropriate.

Nu operates on the three-line model, which helps to identify structures and processes that best support the achievement of objectives and facilitate a robust governance and risk management structure.

●	First line: business functions and support functions/areas or activities that generate exposure to risk, whose managers are responsible for managing them in accordance with policies, limits and other conditions defined and approved by the Executive Board. The first line must have the means to identify, measure, treat and report risks.
●	Second line: consisting of the areas of Risk Management, Internal Controls and Compliance, it ensures an effective control of risks and that they are managed in accordance with the defined appetite level. Responsible for proposing risk management policies, developing risk models and methodologies, and first-line supervision.
●	Third line: composed of the Internal Audit, it is responsible for periodically and independently evaluating whether policies, methods and procedures are adequate, in addition to verifying their effective implementation.
62

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

Another important element of the risk management framework is the structure of Technical Forums and Committees. These governance bodies were designed and implemented to monitor and make decisions on aspects associated with the Group's management and control. Nu has implemented this structure both at a Global and a country-level perspective, as described below.

Global risk-related Governance body:

●	Audit and Risk Committee: its main duties are to evaluate the performance and progress of the work of the Internal Audit, the independent audit, as well as the respective reports related to the internal control systems, to follow the recommendations made by the internal and independent auditors to management, to review and discuss with management and the independent auditor the annual audited financial statements and unaudited quarterly financial statements, to assist the Board of Directors in the performance of its risk management and control functions, and monitoring the level of risk exposure according to the RAS (consolidated view by geos). It consists of at least three members and meets at least quarterly.

Country-level risk-related Governance bodies:

Each of the countries where the Group has operations established a structure of governance based on the relevant regulatory requirements and composed of the following elements. Depending on the nature of the subject to be managed, some Committees and meetings can be grouped to cover more than one country.

●	Risk Committee: its objective is to assist the country's executive officers in the performance of the entity’s risk management and control functions, monitoring the level of risk exposure according to risk appetite. It also aims to adopt strategies, policies and measures aimed at disseminating a culture of internal controls and risk mitigation.
●	Credit Committee: its objective is to review and supervise credit strategies, as well as review their impacts on the subsidiary's results, and to review the credit strategies in light of the macroeconomic environment and risk information, on the credit market and on competitors.
●	Audit Committee: its main duties are to evaluate the performance and progress of the work of the Internal Audit function, the independent auditors, and the respective reports related to the internal control systems, to follow the recommendations made by internal and independent auditors to management, and to review and discuss with management and the independent auditor the annual audited financial statements and unaudited quarterly financial statements.
●	Technical Forums: regular meetings to discuss and propose recommendations to the country-level Risk Committee. Depending on the materiality in each of the countries, each topic listed below can have its own Technical Forum, with the participation of executives from associated areas: accounting and tax, operational risk and internal controls, asset and liability management ("ALM") / capital, information technology and cyber risks ("IT"), data protection, Compliance and anti-money laundering ("AML"), fraud prevention, stress tests, product review and credit provisions. Each Technical Forum has its own charter, establishing the scope of work, voting members and other working model attributes.
63

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

c) Risks actively monitored

The risks that are actively monitored by the Group include Credit Risk, Market Risk, Interest rate risk in the Banking Book (IRRBB), Liquidity Risk, Operational Risk, Internal Controls, Information Technology and Cyber Risk, Model Risk, Compliance, Anti-money laundering (AML) and Stress Testing. The management of these risks is carried out according to the three-line model, considering policies and procedures in place, as well as the limits established in the RAS.

Each of the risks described below has its own methodologies, systems and processes for its identification, measurement, evaluation, monitoring, reporting, control and mitigation.

In the case of financial risks, such as credit, liquidity, IRRBB and market risk, the measurement is carried out based on quantitative models and, in certain cases, prospective scenarios in relation to the main variables involved, respecting the applicable regulatory requirements and best market practices. Non-financial risks, such as operational risk and technological/cyber risks, are measured using impact criteria (inherent risk), considering potential financial losses, reputational damage, customer perception and legal/regulatory obligations, as well as evaluated in relation to the effectiveness of the respective structure of internal controls.

Based on the results of the measurement and risk assessment activities, the adherence of the residual exposure to Nu's risk appetite is verified. Necessary actions to mitigate risks are presented and discussed in the governance structure (Technical Forums and Risk Committees), which are also the channels responsible for approving and monitoring the implementation of action plans.

●	Credit risk

Credit risk is defined as the possibility of losses associated with failure of customers or counterparties to pay their contractual obligations; the depreciation or reduction of the expected gains from financial instruments due to the deterioration of the credit quality of customers or counterparties; the costs of recovering the deteriorated exposure; and any advantage given to customers or counterparties due to deterioration in their credit quality.

The credit risk control and management structure is independent of the business units, being responsible for the processes and tools to measure, monitor, control and report the credit risk of products and other financial operations, continuously verifying their adherence to the policies and structure of approved limits. There is also an assessment of the possible impacts arising from changes in the economic environment, in order to ensure that the loan portfolio is resilient to economic crises.

Credit risk management is carried out by the Credit Risk team with a centralized role independent of the business units, being responsible for:

●       Establishing governance, policies and procedures aimed at maintaining exposure to credit risks in accordance with the levels set in the RAS;

●       Monitoring and notifying management of the risk levels (appetite compliance) of the credit portfolio, including recommendations for improvement, when applicable;

●       Identifying and assessing inherent risks and respective mitigators in the launch of new products and significant changes in existing processes; and

64

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

●       Estimating of expected losses according to consistent and verifiable criteria.

The Group’s outstanding balance of financial assets is shown in the table below:

Financial assets	09/30/2022	12/31/2021

Cash and cash equivalents	3,692,793	2,705,675

Securities	740,972	815,962
Derivative financial instruments	39,552	101,318
Collateral for credit card operations	303	1,052
Financial assets at fair value through profit or loss	780,827	918,332

Securities	8,931,961	8,163,428
Financial assets at fair value through other comprehensive income	8,931,961	8,163,428

Compulsory and other deposits at central banks	1,860,438	938,659
Credit card receivables	6,987,948	4,780,520
Loans to customers	1,603,105	1,194,814
Other credit operations	381,782	50,349
Other financial assets	75,591	18,493
Financial assets at amortized cost	10,908,864	6,982,835
Total	24,314,445	18,770,270
●	Liquidity risk

Liquidity risk is defined as:

●       the ability of a bank to fund increases in assets and meet obligations as they come due, without incurring unacceptable losses; and

●       the possibility of not being able to easily exit a financial position due to its size compared to the traded volume in the market.

The liquidity risk management structure uses future cash flow data, applying what Nu believes to be a severe stress scenario to these cash flows, in order to measure that the volume of high-quality liquid assets that the Group has is sufficient to guarantee our resilience even in very adverse situations. The liquidity indicators are monitored daily.

The Group has a Contingency Funding Plan for the Brazilian entities that describes possible management actions that should be taken in the event of a deterioration of the liquidity indicators.

65

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

Primary sources of funding - by maturity

	09/30/2022				12/31/2021
Funding Sources	Up to 12 months	Over 12 months	Total	%	Up to 12 months	Over 12 months	Total	%

Deposits by customers
Bank receipt of deposits (RDB)	11,396,631	116,053	11,512,684	96%	7,663,355	64,753	7,728,108	97%
Bank receipt of deposits (RDB-V)	-	-	-	0%	31,557	-	31,557	1%
Time deposit	-	-	-	0%	19,181	-	19,181	0%
Borrowings and financing	45,422	422,537	467,959	4%	23,577	123,666	147,243	2%
Instruments eligible as capital	-	19,099	19,099	0%	-	12,056	12,056	0%
Total	11,442,053	557,689	11,999,742	100%	7,737,670	200,475	7,938,145	100%

Maturities of financial liabilities

The tables below summarize the Group’s financial liabilities and their contractual maturities:

	09/30/2022
Financial liabilities	Carrying amount	Gross nominal outflow (1)	Up to 1 month	1 to 3 months	3-12 months	Over 12 months

Derivative financial instruments	4,048	4,048	2,532	1,484	32	-
Instruments eligible as capital	19,099	24,919	-	-	-	24,919
Repurchase agreements	46,064	46,064	46,064	-	-	-
Deposits in electronic money (*)	2,527,473	2,527,473	2,527,473	-	-	-
Bank receipt of deposits (RDB)	11,512,684	11,710,867	10,882,613	328,923	350,579	148,752
Payables to credit card network	5,810,402	5,810,401	3,085,706	1,439,706	1,284,019	970
Borrowings and financing	467,959	582,255	189	21,143	72,088	488,835
Total	20,387,729	20,706,027	16,544,577	1,791,256	1,706,718	663,476

(*) In accordance with regulatory requirements, in guarantee of these deposits the Group has pledged reverse repurchase agreements and securities composed of Brazilian government bonds in the total amount of US$3,368,590 to the Brazilian Central Bank as of September 30, 2022 (US$2,271,585 as of December 31, 2021).

(1) The gross nominal outflow was projected considering the exchange rate of Brazilian Reais, and Mexican and Colombian Pesos to US$ as of September 30, 2022 (R$5.4155, MXN20.1382 and COP4,608.75 per US$1) and the projected Brazilian CDI, obtained in B3’s website, for the deposits.

●	Market risk and interest rate risk in the banking book (IRRBB)

Market risk is defined as the risk of losses arising from movements in market risk factors, such as interest rate risk, equities, foreign exchange (FX) rates, commodities prices. IRRBB refers to the current or prospective risk to the bank’s capital and earnings arising from adverse movements in interest rates that affect the bank’s banking book positions.

There is a market risk & IRRBB control and management structure, independent from the business units, which is responsible for the processes and tools to measure, monitor, control and report the market risk and IRRBB, continuously verifying the adherence with the approved policies and limit’s structure.

66

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

Management of market risk and IRRBB is based on metrics that are reported to the Asset & Liability Management and Capital ("ALM") Technical Forum and to the country-level Risk Committee. Management is authorized to use financial instruments as outlined in the Group's internal policies to hedge market risk & IRRBB exposures.

Management of market risk and interest rate risk in the Banking Book (IRRBB) is based on the following metrics:

●	Interest Rate Sensitivity (DV01): impact on the market value of cash flows, when submitted to a one basis point increase in the current annual interest rates or index rate;
●	Value at Risk (VaR): maximum market value loss for a holding period with a confidence level; and
●	FX exposures: considering all financial positions that bring FX risk and operational expenses in other currencies.

The table below presents the VaR, calculated using a confidence level of 95% and a holding period of 1 day, by a historical simulation approach, with a 5-year historical window. Since September 30, 2022, VaR for Brazil is calculated only for the Trading Book, in line with the way portfolios are managed. VaR for Nu Holdings is considering only financial assets held directly by Nu Holdings, and it is not considering assets in other countries, including Brazil, Mexico and Colombia. The VaR model for Nu Holdings uses a confidence level of 99% and a holding period of 10 days.

VaR	09/30/2022

Nu Financeira (1) / Nu Pagamentos (Brazil)	67
Nu Financeira (1)	59
Nu Pagamentos	27
Nu Holdings	18,343

(1) Includes Nu Financeira and its subsidiaries Nu Invest and Nu DTVM.

●       Interest rate risk

The following analysis is the Group's sensitivity of the mark to market fair value to an increase of 1 basis point (“bp”) (DV01) in the Brazilian risk-free curve, IPCA coupon curve, assuming a parallel shift and a constant financial position:

Curve	Brazilian Risk-Free Curve		IPCA coupon
DV01	09/30/2022	12/31/2021	09/30/2022	12/31/2021

Nu Financeira (1) / Nu Pagamentos / FIP (Brazil)	(27)	4	0	(2)
Nu Financeira (1)	33	(2)	0	(2)
Nu Pagamentos	7	6	-	-

(1) Includes Nu Financeira and its subsidiaries Nu Invest and Nu DTVM.

67

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

The following analysis is Nu Holding's sensitivity of the mark to market fair value to an increase of 1 basis point (“bp”) (DV01) in the US Risk-Free Curve:

Curve	US Risk-Free Curve
DV01	09/30/2022	12/31/2021

Nu Holdings	(135)	(103)

In Brazil, the interest rate risk in subsidiaries other than Nu Pagamentos and Nu Financeira are deemed not relevant as of September 30, 2022 and December 31, 2021. To maintain DV01 sensitivities within defined limits, interest rate futures, traded in B3, and swaps derivatives are used to hedge interest rate risk.

●	Foreign exchange (FX) risk

The financial information may exhibit volatility due to the Group’s operations in foreign currencies, such as the Brazilian Real and Mexican and Colombian Pesos. At the Nu Holdings level, there is no net investment hedge for investments in other countries.

As of September 30, 2022 and December 31, 2021, none of the entities of the Group had significant financial instruments in a currency other than their respective functional currencies.

The functional currency of the entities in Brazil is the Brazilian Real. Certain costs in US Dollars and Euros, or intercompany loans in US dollars, are hedged with futures contracts, traded on the B3 exchange, based on projections of these costs, or when there are new exposures. Hedge transactions are adjusted when our internal cost projections change and when the FX derivatives expire. As a result, the financial statements have small exposures to exchange rates after the hedge transactions take effect.

●	Operational risk

Operational risk is defined as the possibility of losses resulting from external events or from failure, deficiency or inadequacy of internal processes, people or systems. In this context, the legal risk associated with inadequacy or deficiency in contracts signed by Nu, sanctions due to non-compliance with legal provisions and compensations for damages to third parties arising from the activities developed by the Company must also be considered.

The structure of control and management of operational risk and internal controls is independent of the business and support units, being responsible for the identification and assessment of operational risks, as well as for evaluating the design and effectiveness of the internal controls, covering risks such as system and services disruption, external fraud and failures in activities involved in payment scheme arrangements. This structure is also responsible for the preparation and periodic testing of the business continuity plan and for coordinating the risk assessment in new product launches and significant changes to existing processes.

Within the governance of the risk management process, mechanisms are presented to identify, measure, evaluate, monitor, and report operational risk events to each business and support area (first line), in addition to disseminating the control culture to other employees. The main results of risk assessments are presented in the Technical Forum on Operational Risk and Internal Controls and in the Risk Committee, when applicable. Applicable improvement recommendations result in action plans with planned deadlines and responsibilities.

68

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

●       Information Technology/Cyber ("IT") risk

IT/Cyber risk is defined as the undesirable effects arising from a range of possible threats to the information technology infrastructure, including cybersecurity (occurrence of information security incidents), incident management (ineffective incident/problem management process, impact about service levels, costs and customer dissatisfaction), identity and access management (unauthorized access to sensitive information), data management (lack of compliance with data privacy laws or gaps in data management governance or data leakage issues), among others.

As the Group operates in a challenging environment in terms of cyber threats, it continuously invests in controls and technologies to defend against these threats. IT risks, including cyber risk, are a priority area for the Company thus there is a dedicated IT Risk structure, which is part of the second line. This team is independent from IT-related areas, including Engineering, IT Operations, and Information Security.

The IT/Cyber Risks area is responsible for identifying, evaluating, measuring, monitoring, controlling, and reporting Information Technology risks in relation to the risk appetite levels approved by the Executive Board. The Group continually assesses Nu's exposure to threat risk and their potential impacts on the business and customers. The Group continues to improve its IT and cybersecurity capabilities and controls, also considering that people are an essential component of the security strategy, ensuring that the employees and third-party consultants are aware of prevention measures and also know how to report incidents.

The results of the IT risk and controls assessments are regularly discussed at the IT Risk Technical Forum and presented to the Risk Committee when applicable. The applicable improvement recommendations result in action plans with planned deadlines and responsibilities.

●	Regulatory risk

In a complex and highly regulated environment, legislative and regulatory initiatives may result in significant changes to Nu's regulatory framework and consequently its business activities.

To address such risks Nu maintains teams in Brazil, Colombia and Mexico dedicated to monitoring these changes and engaging to explain their potential impacts to the company and the broader financial industry.

Legislative and regulatory initiatives that can present a material impact to the company are brought to the attention of the Risk Committee and the management team allowing the company, when necessary, to adjust its strategy and decide on the best course of action to deal with such changes.

●	Compliance risk

As the Group operates in a highly regulated environment, a robust Compliance program was established within the second line of defense. The Compliance team has resources dedicated to the Ethics Program, Regulatory Compliance as well as to Anti Money Laundering Program and Combating the Financing of Terrorism.

The Ethics Program sets the minimum conduct standards for the organization, including Code of Conduct, Compliance Policies, Training, and Awareness Campaigns, as well as an independent Whistleblower Channel. Some examples include the anti-bribery and corruption risks, conflict of interest, related parties, insider trading as well as any violations from Nu's Code of Conduct.

69

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

The Regulatory Compliance team is focused on overseeing the regulatory adherence of the organization. Main activities involve regulatory tracking and managing the regulatory adherence, assessment of new products and features, advisory, Compliance testing as well as centralizing the relationship with regulators regarding requests of information and exams. By not being in compliance with laws and regulations, the company may be exposed to sanctions, loss of license as well as potential criminal implications on management.

Nu's Anti Money Laundering Program represents the global framework and guidelines for AML/CTF and is the basis for the AML team's strategic planning. It involves the risk of the company being exposed to sanctions for not implementing controls to avoid AML or terrorism financing.

The Program is structured in three levels - strategic, tactical and operational - and it's composed of 7 pillars (strategic level): Enterprise Risk Assessment; Policies and Procedures; Communication and Training; Know Your Customer (KYC); Due Diligence (KYE, KYS, KYP and KYB); MSAC - Monitoring, Selection, Analysis and Communication (SAR); and Effectiveness Assessment Program.

●	Reputational risk

The Group believes that the materialization of other risks can negatively impact its reputation, as they are intrinsically connected. Unfavorable events in different risk areas such as business continuity, cyber security, ethics and integrity, social media negative activity, among others, can damage Nu's reputation.

Therefore, the Group has teams and processes in place dedicated to overseeing external communication and for crisis management, which are key elements in identifying and mitigating reputational events, as well as to gain long-term insight to better prevent or respond to future events.

●       Stress testing

The stress testing program considers shocks/impacts to Nu's main products, such as credit cards, personal loans and funding instruments, in addition to their respective sub-products. Scenarios are considered in which stress is applied in isolation, at different levels of intensity and probability, and also scenarios in which managerial actions are considered to increase the company's resilience and preserve its capital and liquidity indicators.

The proposed scenarios are presented to the Stress Testing Technical Forum. The scenarios to be addressed, duration and severity and plausibility of each shock are discussed, as well as the ways in which they will be modeled and the level of detail required. After modeling and executing the tests, the results are submitted to the appropriate committees and technical forums, an integral part of Nu's risk management structure. The proposed actions aimed at ensuring the Organization's resilience are discussed and approved. The Stress Testing Program is updated annually and defines which tests the team must undertake in the next 12 months.

29. Capital management

The purpose of capital management is to maintain the capital adequacy for Nu's operation through control and monitoring of the capital position, to evaluate the capital necessity according to the risk taken and strategic aim of the organization and to establish a capital planning process in accordance with future requirements of regulatory capital, based on the Group's growth projections, risk exposure, market movements and other relevant information. Also, the capital management structure is responsible for identifying sources of capital, for writing and submitting the capital plan and capital contingent plan for approval by the Executive Directors.

70

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

At the executive level, the ALM Technical Forum is responsible for approving risk assessment and capital calculation methodologies, and reviewing, monitoring, and recommending capital-related action plans to the Risk Committee.

a) Minimum capital requirements

The Group must comply with two different regulatory capital requirements in Brazil: one for the Financial Conglomerate, led by Nu Financeira and composed of Nu Financeira along with Nu DTVM and Nu Invest, and the other applicable to Nu Pagamentos:

●	Financial Conglomerate: minimum level of capital, considering the minimum requirements for financial institutions according to Brazilian Federal Monetary Council (“CMN”) Resolution 4,958/21.
●	Nu Pagamentos: minimum level of capital, considering the minimum requirements for payment institutions, according to Circular BCB 3,681/13.

In March 2022, BACEN issued Resolution No. 200 which provides new prudential rules for payment institutions requiring a phased implementation that foresees an increase in the capital requirements applicable to credit card operations in Brazil. The Company's management understands that its capital is adequate to comply with the requirement of this new resolution.

In September 2021, Nu acquired Nu Mexico Financiera, S.A. de C.V., S.F.P., formerly AKALA, S.A. DE C.V., (“Akala”), a Mexican Financial Cooperative Association ("SOFIPO") and regulated by the CNBV (Comisión Nacional Bancaria Y De Valores). The regulatory capital requirements for this entity are defined by the NICAP metric (“nivel de capitalización”) set by the CNBV, which is comparable to the Basel Ratio methodology.

Nu Colombia is in the process of requesting the "Licencia de Compañía de financiamiento", a license from the SFC ("Superintendencia financiera de Colombia") which would allow it to offer several consumer credit and deposit products. In August 2022 the SFC granted the incorporation license for “Nu Colombia Compañía de Financiamiento S.A.”, and by the end of October 2022 the incorporation was completed. The next step is to receive the operational license. Once “Nu Colombia Compañía de Financiamiento S.A.'' becomes operational, the regulator requires it to comply with the capital ratio defined in “Ley de margen de solvencia”.

Nu implemented a capital management structure with the purpose of maintaining a higher level of capital than the minimum regulatory requirements.

b) Composition of capital

i) Financial conglomerate in Brazil

The regulatory capital used to monitor the compliance of a financial conglomerate with the Basel operating limits imposed by the Brazilian Central Bank, is the sum of two items, as follows:

71

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

●	Tier I Capital: the sum of Common Equity Tier I, which consists of paid in capital, capital, reserves and retained earnings, less deductions, and prudential adjustments and the Additional Tier I, which consists of subordinated debt instruments without a defined maturity that meet eligibility requirements. It is important to note that the Financial Conglomerate does not hold any debt eligible for Additional Tier I on the date of these interim condensed consolidated financial statements.
●	Tier II Capital: consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements. Together with the Common Equity Tier I it composes the Total Capital.

The table below shows the calculation of the capital ratios and their minimum requirement for the Financial Conglomerate, required by the current regulation in Brazil. Notwithstanding the minimum capital adequacy ratio provided under CMN Resolution No. 4,958/21, upon being granted its financial institution license in 2018, Nu Financeira undertook a commitment to operate with a higher Basel Committee minimum capital adequacy ratio of 14.0% during its first five years of operations (i.e., until 2023). In July 2022, Brazilian Central Bank informed Nu Financeira about the waiver of the commitment to operate with the Basel ratio of 10.5%, normally applied to financial institutions in Brazil.

Financial Conglomerate	09/30/2022	12/31/2021

Regulatory Capital	792,914	485,498
Tier I	618,017	467,225
Common Equity	618,017	467,225
Tier II	174,897	18,273

Risk Weighted Assets (RWA)	4,472,376	2,144,499
Credit Risk (RWA CPAD)	3,367,678	1,891,177
Market Risk (RWA MPAD)	54,146	14,825
Operational Risk (RWA OPAD)	1,050,552	238,497

Capital Required	469,599	225,172

Margin	323,315	260,325
Basel Ratio	17.7%	22.6%

RBAN - Capital Required	19,946	896
Margin considering RBAN	303,369	259,429

ii) Nu Pagamentos

Nu Pagamentos’ capital management aims to determine the capital needed for its growth and to plan additional sources of capital, to permanently maintain equity in amounts higher than the requirements defined by the Brazilian Central Bank.

The subsidiary permanently maintains its shareholders' equity adjusted by the income accounts in an amount corresponding to, at least, the highest amount between i) 2% of the monthly average of payment transactions carried out by the subsidiary in the last 12 (twelve) months; or ii) 2% of the balance of electronic coins issued by the Nu Pagamentos, calculated daily.

72

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

The table below shows the calculation of the capital ratio and its minimum requirement for Nu Pagamentos, required by the current regulation in Brazil.

Nu Pagamentos	09/30/2022	12/31/2021

Adjusted Equity	976,184	570,418

Max Amount	3,543,623	2,487,136
Monthly average of payment transactions	3,543,623	2,487,136
Balance of electronic currencies	2,442,778	1,693,514

Capital Requirement Ratio	27.5%	22.9%

iii) Nu Mexico Financiera

Nu Mexico Financiera’s capital management aims to determine the capital needed for its growth and to plan additional sources of capital, to permanently maintain its Regulatory Capital higher than the requirements defined by the CNBV.

As of September 30, 2022, its Regulatory Capital position was equivalent to US$2,500 (US$4,435 on December 31, 2021), resulting in a Capital ratio of 495%, with 10.5% the minimum required for Category 1 SOFIPO.

30. Segment information

In reviewing the operational performance of the Group and allocating resources, the Chief Operating Decision Maker of the Group (“CODM”), who is the Group’s Chief Executive Officer (“CEO”), reviews the interim condensed consolidated statement of profit or loss and comprehensive income or loss.

The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation, and evaluating performance. The CODM reviews relevant financial data on a combined basis for all subsidiaries.

The Group’s income, results, and assets for this one reportable segment can be determined by reference to the interim condensed consolidated statement of profit or loss and other comprehensive income or loss, as well as the interim condensed consolidated statements of financial position.

a) Information about products and services

The information about products and services are disclosed in note 6.

73

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

b) Information about geographical area

The table below shows the revenue and non-current assets per geographical area:

	Revenue (a)				Non-current assets (b)
	Three-month period ended		Nine-month period ended
	09/30/2022	09/30/2021	09/30/2022	09/30/2021	09/30/2022	12/31/2021

Brazil	818,275	359,859	2,192,517	845,790	520,626	491,805
Mexico	57,863	6,801	127,851	13,025	12,022	8,235
Colombia	5,784	136	10,857	172	3,154	650
Cayman Islands	-	-	-	-	60,653	831
Germany	-	-	-	-	101	150
Argentina	-	-	-	-	57	73
United States	509	2,255	1,304	2,255	6,620	6,187
Total	882,431	369,051	2,332,529	861,242	603,233	507,931

(a) Includes interest income (credit card, lending and other credit operations), interchange fees, recharge fees, rewards revenue, late fees and other fees and commission income.

(b) Non-current assets are right-of-use assets, property, plant and equipment, intangible assets, and goodwill.

The Group had no single customer that represented 10% or more of the Group's revenues in the nine-month period ended September 30, 2022 and year ended December 31, 2021.

31. Non-cash transactions

09/30/2022

Oivia's acquisition - share consideration	36,671

32. Subsequent events

a) Approval of the license by the Nu Colombia regulator

On August 10, 2022, the Financial Superintendence of Colombia ("SFC") approved the Group's request to incorporate a financing company in Colombia, Nu Colombia Compañía de Financiamiento S.A ("Nu Colombia Financiamiento") ("Incorporation License"). Nu Colombia Financiamiento requested the license to operate as a financial company, which is still pending approval. This will enable Nu Colombia to offer deposit products in the future, amongst other financial products.

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Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Jorg Friedemann
Jorg Friedemann Investor Relations Officer

Date:  November 14, 2022